                                                                    EXHIBIT 99.1

                                QUARTERLY REPORT

        (For the period from January 1, 2003 through September 30, 2003)





To:        The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this quarterly report.


                                November 14, 2003








Company Name : Hanaro Telecom, Inc.
Chief Executive Officer/Representative Director: Chang-Bun Yoon
Head Office  : Kukje Electronics Center Building
               Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-4590

           This is an English-language summary of the Company's quarterly report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The unaudited quarterly financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

           This quarterly report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.   COMPANY INFORMATION

     1.   Objectives of the Company

     A) Scope of Business

     -    Provide local telephony services

     -    Lease telecommunications lines and facilities related thereto

     -    Establish, own and operate telecommunications networks

     - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

     -    Research and develop technologies related to telecommunications

     -    Initiate future telecommunications business

     - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea

     - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business required by applicable telecommunications laws in Korea.

     B) Proposed Future Business

     (a) Long distance & International Telephony Service

     - Date of the resolution of the board of directors on application for the service license : September 12, 2002

     -    Date of license : January 28, 2003

     - R&D : A total of KRW 37.1 billion is expected to be incurred in R&D costs in the period from 2003 to 2008

     - On April 1, 2003, the Company's Executive Committee postponed the above proposed business plan to a later time. The Company has plans to proceed with such plan based on a Win-Win strategy with its major shareholders that provide long distance/international telephony services so as to benefit all shareholders.

2.   History of the Company

     A) Major changes

     i)   Date of establishment: September 26, 1997

     ii) Address of head office: Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

     iii) Status on head office and branch offices


            Name                      Place                 Important Business Activities
------------------------------ --------------------- --------------------------------------------
         Head Office                  Seoul                      Overall management
------------------------------ --------------------- --------------------------------------------
       Kangnam branch                 Seoul
------------------------------ --------------------- --------------------------------------------


            Name                      Place                 Important Business Activities
------------------------------ --------------------- ---------------------------------------------------------------
       Kangbuk branch                 Seoul          o     Sales planning and management
------------------------------ ---------------------
  Metropolitan North branch          Kyunggi         o     Sales and promotion activities
------------------------------ ---------------------
  Metropolitan South branch          Kyunggi         o     Installation, operation and management
------------------------------ ---------------------       of telecommunications facilities
      Chungchung branch              Taejeon         o     Building telecommunications infrastructure
------------------------------ ---------------------
       Kyungbuk branch                Taegu
------------------------------ ---------------------
        Honam branch                 Kwangju         o     Budget planning, asset management,
------------------------------ ---------------------       general administration
        Busan branch                  Busan
------------------------------ ---------------------
       Kangwon branch                Kangwon
------------------------------ ---------------------
        Cheju branch               Cheju Island
------------------------------ ---------------------

     iv) Status on board of directors (See "Board of Directors")

     The resignation and nomination of the following directors shall become effective upon the closing of the new share issue following the satisfaction of the conditions precedent listed in the Investment Agreement dated as of September 9, 2003 by and between the Company and the Foreign investors. There also could be some changes to members of the management after the closing of the deal.

     -    Resigned standing directors : In-Haeng Lee, Jin Duck Kim

     - Resigned outside directors : Sung Kyu Park, Sun Woo Kim, Yong Hwan Kim, Hang Ku Park, Sa Hyun Suh, Woong Hae Lee

     -    Non-standing directors to be appointed : Wilfried Kaffenberger, David
          Yeung

     - Outside directors to be appointed : Paul Chen, Byung Moo Park, Kyung-Joon Choi

     -    Outside directors to be re-appointed : Sung kyu Park, Sun Woo Kim

     v) Changes in the Largest Shareholder

     -    From inception to December 8, 1999: Dacom Corporation

     - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

     - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

     - The largest shareholder may change upon the closing of the foreign investment, which was tentatively scheduled for November 20, 2003.

     vi) Material changes in objectives of the Company


            Before change                                     After change
------------------------------------------------- ---------------------------------------------------
Realty and related facilities lease               To lease communication bureau buildings, and
                                                  facilities incidental to telecommunications
                                                  business
------------------------------------------------- ---------------------------------------------------
Advertising and publishing business                                    Deleted
------------------------------------------------- ---------------------------------------------------

----------
* The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 30, 1998.

     vii) Other material events


        Date                                              Changes
---------------------- ------------------------------------------------------------------------------
      Sep. 1997        First general meeting of shareholders convened
---------------------- ------------------------------------------------------------------------------
      Feb. 1998        Secured telephone codes for providing local telephony services
---------------------- ------------------------------------------------------------------------------
      Feb. 1998        Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
---------------------- ------------------------------------------------------------------------------
      Jun. 1998        Registered as a special service provider (Internet phone, etc.)
---------------------- ------------------------------------------------------------------------------
      Oct. 1998        Launched high speed Internet access services through CATV
---------------------- ------------------------------------------------------------------------------
      Apr. 1999        Launched local telephony services and high-speed Internet access services in four major cities
---------------------- ------------------------------------------------------------------------------
      Dec. 1999        Obtained perpetual license to provide leased line services
---------------------- ------------------------------------------------------------------------------
      Mar. 2000        Listed 24 million ADRs on NASDAQ
---------------------- ------------------------------------------------------------------------------
      May 2000         Opened Internet Data Center, N-GENE
---------------------- ------------------------------------------------------------------------------
      May 2000         Launched intelligent network service (i.e. toll-free service)
---------------------- ------------------------------------------------------------------------------
      July 2000        Commercial LMDS service launched
---------------------- ------------------------------------------------------------------------------
      Feb. 2002        Commercial Hanafos Anyway (Wireless LAN) service launched
---------------------- ------------------------------------------------------------------------------
      Oct. 2002        Launched low basic fee telephone service for residential subscriber
---------------------- ------------------------------------------------------------------------------
      Jan. 2003        Obtained long service license for long-distance and international telephony services
---------------------- ------------------------------------------------------------------------------
      Aug. 2003        The second Representative Director and Chief Executive Officer of the
                       Company appointed.
---------------------- ------------------------------------------------------------------------------


     viii) M&A, transfer of business

     1)   DreamX.net. Co.

     : Transfer of the Company's portal, EC and cyber education business to DreamX.net, the Company's affiliate, to strengthen e-Biz.

     -    Date of board resolution : February 19, 2002

     -    Company name: DreamX.net Co.

     -    Date of business transfer : February 28, 2002

     - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

     - Results of transfer : decrease in assets (KRW 320 million), revenues (KRW 27.8 billion) and costs (KRW 49.9 billion)

     2) Dreamline

     : Acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjung, and Kunpo to strengthen e-Biz. It includes broadband infrastructure, service agreements with subscribers, and basic service agreements with cable companies in the listed areas.

     -    Date of board resolution : September 26, 2003

     -    Company name: Dreamline

     -    Date of business transfer : December 1, 2003

     ix) Material telecommunications facilities owned by the Company

                                                                            (Unit: in millions of Won)
                                                                          Date of         Acquisition
     Description                          Item                          Acquisition         Amount
------------------------ ------------------------------------------ ------------------- --------------
Switches                 Routers                                         Jan. 03                3,000
------------------------


                                                                          Date of         Acquisition
     Description                          Item                          Acquisition         Amount
------------------------ ------------------------------------------ ------------------- --------------
                         Routers                                         Mar. 03                4,331
                         Routers                                         Jul. 03                4,519
                         Routers                                         Jul. 03                2.186
                         GE-L3 Switch                                    Jul. 03                1,093
                         IVR SYSTEM                                      Jul. 03                1,092
------------------------ ------------------------------------------ ------------------- --------------
                         CMTS                                            Jan. 03                3,206
                         DWDM                                            Jan. 03                1,548
                         VDSL Connection Switches                        Feb. 03                2,350
                         IP-DSLAM (VDSL services)                        Feb. 03               18,905
                         CMTS                                            Apr. 03                5,342
                         CMTS                                            Apr. 03               10,967
                         NFP                                             Apr. 03                5,985
                         Large Capacity RT                               Apr. 03                1,639
                         Mid Capacity RT                                 Apr. 03                1,109
                         Large Capacity RT                               Apr. 03                1,391
                         IP-DSLAM (VDSL services)                        Apr. 03                2,172
                         10G Equipment                                   May. 03                2,010
                         WDM                                             May. 03                1,182
                         DWDM                                            May. 03                6,584
                         IP-DSLAM (VDSL services)                        Jun. 03                2,714
                         CMTS                                            Aug. 03                3,354
                         CMTS                                            Oct. 03                2,423
------------------------ ------------------------------------------ ------------------- --------------
Cable modem              Cable modem                                     Aug. 03                1,103
------------------------ ------------------------------------------ ------------------- --------------
Backbone                 ONS                                             Aug. 03                3,995
------------------------ ------------------------------------------ ------------------- --------------
Others                   Corus Plus                                       Jun.03                1,996
                         Security system                                 Sep. 03                1,293
------------------------ ------------------------------------------ ------------------- --------------


     x) Events of importance in relation to business activities

     See "Other material events".

     B) Designated as a large conglomerate group

          i)   Name of the group : Hanaro Telecom, Inc.

          ii)  Changes in subsidiary

               -    Sep '97: Established Hanaro Telecom, Inc.

               - Feb '98: Established Hanaro Realty Development & Management Co., Ltd.

               -    Oct '98: Established Hanaro Customer Service, Inc.

               -    Jan '00: Acquisition of Hanaro Web(n)TV

               -    Mar '00: Acquisition of M-commerce Co., Ltd.

               -    Mar '00: Established Hanaro Interdesk Co., Ltd.

               -    July '00: Established Hanaro Technologies, Inc.

               - July '00: Named as "Business group subject to restrictions on mutual shareholding"

               -    Dec '01: Acquisition of controlling stake in Dreamline Co.,
                    Ltd.

               - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)

               - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies.
                    (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

               - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

               - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated companies.

               - Jul. '03: Fair Trade Commission of Korea approved the exclusion of Korea Digital Cable Media Center from the group of Hanaro's affiliated companies.

          iii) Status on affiliated companies (as of November 14, 2003)

               -    Hanaro Telecom, Inc. (Listed)

               -    Dreamline Co., Ltd. (Listed)

               -    Hanaro Web(n)TV Co., Ltd (Unlisted)

               -    Hanaro Realty Development & Management Co., Ltd (Unlisted)

               -    Hanaro Telephone & Internet Information, Inc (Unlisted)

               -    HanaroDream Corp. (Unlisted)

               -    M-commerce Co., Ltd. (Unlisted)

          iv) Regulation

               - "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

                    a.   Designated on April 1, 2003

                    b.   Summary of regulation

                         - Cross-ownership among affiliates prohibited

                         - Limit on guarantee provision to affiliated companies

                         - Board approval and public disclosure of large-scale
                           internal trading required

                         - Reporting of shareholding and guarantee obligation
                           status

3.   Changes in paid-in capital

           A) Changes in paid-in capital [The table below summarizes more detailed disclosure in the original Quarterly Report in Korean. Details on method of allocation of shares and the ratio of changes in paid-in capital have not been translated.]


                                                                        (Unit: share, KRW/share, KRW billion)
                               ------------------------------------------------------------------------------
                                                          Changes in paid-in Capital
                               ------------------------------------------------------------------------------
                                                     Number of          Par      Offering      Cumulative
Date           Offering Type    Kind of Shares     Shares Issued       Value      Price      Paid-in Capital
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 1997.9.26    Initial Shares     Common Stock          120,082,200      5,000         5,000            600.4
 1998.1.22      Right Issue      Common Stock           19,917,800      5,000         5,000            700.0
 1998.10.2      Right Issue      Common Stock           44,012,222      5,000         5,800            920.0
 1999.8.5.      Right Issue      Common Stock           55,987,778      5,000        11,800          1,200.0
 2000.4.4.     Issue of ADR      Common Stock           24,000,000      5,000        17,235          1,320.0
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 2002.3.20      Exercise of      Common Stock            2,990,394      5,000         5,000          1,335.0
                 warrants
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------

                                                                        (Unit: share, KRW/share, KRW billion)
                               ------------------------------------------------------------------------------
                                                          Changes in paid-in Capital
                               ------------------------------------------------------------------------------
                                                     Number of          Par      Offering      Cumulative
Date           Offering Type    Kind of Shares     Shares Issued       Value      Price      Paid-in Capital
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 2002.3.22      Exercise of      Common Stock            4,226,094      5,000         5,000          1,356.1
                 warrants
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 2002.3.27      Exercise of      Common Stock            2,718,540      5,000         5,000          1,369.7
                 warrants
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 2002.3.28      Exercise of      Common Stock            3,286,962      5,000         5,000          1,386.1
                 warrants
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------
 2002.3.29      Exercise of      Common Stock            2,100,690      5,000         5,000          1,396.6
                 warrants
------------- ---------------- ------------------ ----------------- ---------- ------------- ----------------


          B) Expected changes in capital

          1. Issuance of the 13th Non-registered, non-guaranteed Bonds with Warrants

          a.   Date of Board Resolution: February 16, 2001

          b.   Specifics of expected changes

          - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

          - On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full

          - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

          - As of November 14, 2002, amount of capital increase upon the exercise of warrants: KRW46,957 million

          -    Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

          - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

          - As of November 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

          2. Issuance of the 18th Non-registered, non-guaranteed Bonds with Warrants

          a.   Date of Board Resolution: February 19, 2002

          b.   Specifics of expected changes

          - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

          - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

          - As of November 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW19,818 million

          - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

          - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).

          3. New share issuance

               a.   Date of Board Resolution: August 29, 2003

               b.   Date of Shareholders' Meeting : October 21, 2003

               c.   Specifics of expected changes

               - Cause: The Company proposed a new share issuance amounting to US$500 million to a foreign investment consortium through private placement. The Company's Board of Directors approved it at the meeting on August 29, 2003, and the Company's shareholders approved it at Hanaro's October 21 Extraordinary Shareholders' Meeting. The closing date of such deal, which was originally set at October 31, 2003, was changed to November 20, 2003 (date of local filing concerning the change : October 31, 2003). Upon the successful completion of the new share issuance, the Company's total paid-in capital will increase to KRW2,310,675,900 from KRW1,396,613,400.

               - Expected total amount of change : KRW914,062,500,000 (182,812,500 shares X KRW5,000)


          C) Bonds with Warrants


                                13th Zero coupon bonds    18th Zero coupon bonds              Total
                               ------------------------- ------------------------- ----------------------------
      Date of issuance              March 6, 2001           February 26, 2002                   -
------------------------------ ------------------------- ------------------------- ----------------------------
      Total face value           KRW 123,570,000,000       KRW 132,120,000,000
------------------------------ ------------------------- ------------------------- ----------------------------
      Type of offering             Public offering           Public offering                    -
------------------------------ ------------------------- ------------------------- ----------------------------
       Exercise period              Jun. 6, 2001 -           May. 26, 2002 -                    -
                                     Feb. 6, 2006             Jan. 26. 2007
------------------------------ ------------------------- ------------------------- ----------------------------
       Exercise price                 KRW 5,000                 KRW 5,000                       -
------------------------------ ------------------------- ------------------------- ----------------------------
 Type of shares to be issued   Registered common stock   Registered common stock                -
------------------------------ ------------------------- ------------------------- ----------------------------
Amount of exercised warrants      KRW 76,613,400,000                -                  KRW 76,613,400,000
------------------------------ ------------------------- ------------------------- ----------------------------
 Shares issued upon exercise
         of warrants                  15,322,680                    -                      15,322,680
------------------------------ ------------------------- ------------------------- ----------------------------
Amount of remaining warrants      KRW 46,956,600,000        KRW 19,817,999,704         KRW 66,774,599,704
------------------------------ ------------------------- ------------------------- ----------------------------
   Number of shares to be
    issued upon exercise              9,391,320                 3,963,600                  13,354,920
------------------------------ ------------------------- ------------------------- ----------------------------


Note 1) The 18th zero coupon bond was redeemed, prior to its maturity, on September 2, 2003, and the total amount of new share issue will be KRW19.818 billion, being 15% of the total face value amount of the 18th zero coupon bond (KRW132.12 billion). The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977/share to KRW5,000/share on August 26, 2002. The 13th Zero coupon bonds were repaid on March 6, 2002 and the amount of remaining warrants represents the balance of warrants to be exercised.

4.   Number of shares issued

     A) Total number of shares issued (As of November 14, 2003)

                                                                   (Unit: share)


          Number of authorized shares                    Number of shares issued and outstanding
          ---------------------------                    ---------------------------------------
                  480,328,800                                          279,322,680



     B) Descriptions of the shares issued and outstanding (As of November 14,
        2003)

                                                                                        (Unit: share, Won)
---------------------------- ------------------------ ------------------------ --------------------------
                                 Number of shares         Amount of paid-in
           Type                   outstanding                capital                    Remark
---------------------------- ------------------------ ------------------------ --------------------------
  Registered Common Stock                279,322,680            1,396,613,400  Par value: KRW5,000/share
---------------------------- ------------------------ ------------------------ --------------------------



     C) Stock options (As of November 14, 2003)

        The Company granted stock purchase options to its officers and employees by a resolution of the shareholders at a general meeting held in 1999 & 2000.


                                                                                            (Unit: share)
--------------------- ----------------------- ------------------------------- ---------------------------
                          Share type for                  Number of
         To                 the option                     option                   Outstanding
--------------------- ----------------------- ------------------------------- ---------------------------
      Officers             Common Stock                           311,100                     311,100
     Employees             Common Stock                         1,410,053                   1,410,053
--------------------------------------------- ------------------------------- ---------------------------
                          Total                                 1,721,153                   1,721,153
--------------------------------------------- ------------------------------- ---------------------------

Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

     D) Shares owned by employees (Employees Stock Ownership Association)


                                                                                             (Unit: share)
------------------------- ------------------------- ------------------------- ---------------------------
          Type               Beginning of 2003         Changes in 3Q 2003        As of Sep. 30, 2003
------------------------- ------------------------- ------------------------- ---------------------------
      Common Stock                1,662,678                   -30,365                   1,632,313
------------------------- ------------------------- ------------------------- ---------------------------
         Total                    1,662,678                   -30,365                   1,632,313
------------------------- ------------------------- ------------------------- ---------------------------

5.   Description on voting rights (As of September 16, 2003)

                                                                                            (Unit: share)
------------------------------------------------------------------- -------------------------------------
                           Description                                        Number of shares
------------------------------------------------------------------- -------------------------------------
1. Shares with voting right (one vote for each share)                           279,322,680
                                                                                -----------
   a. Total outstanding shares                                                  279,322,680

2. Shares with restricted voting right 1)                                        43,406,269
                                                                                -----------
3. Shares with unrestricted voting right                                        235,916,411
                                                                                ===========

     1) Pursuant to Article 191-11 of the Korean Securities and Exchange Act, the shares with restricted voting right are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders. As of September 16, 2003, the total number of such shares was 8,219,693, which is 3% of the total outstanding shares.

     2)   The shareholding position below is as of September 16, 2003.

                                                 Number of                     Number of shares
        Name of Shareholder                    shares owned                     in excess of 3%
------------------------------------ ---------------------------------- ---------------------------------
        Samsung Electronics                     23,542,281                         15,322,588
------------------------------------ ---------------------------------- ---------------------------------
               Dacom                            19,753,656                         11,534,963
------------------------------------ ---------------------------------- ---------------------------------
            SK Telecom                          15,117,710                          6,898,017
------------------------------------ ---------------------------------- ---------------------------------
         Daewoo Securities                      12,000,000                          3,780,307
------------------------------------ ---------------------------------- ---------------------------------
          LG Electronics                        11,175,047                          2,955,354
------------------------------------ ---------------------------------- ---------------------------------
               Total                            81,589,694                         40,491,229
------------------------------------ ---------------------------------- ---------------------------------



     3) As of October 8, 2002, Fair Trade Commission of Korea regulated 3 shareholders' voting right with respect to limitation on amount of investment to third party.


                                       Number of               Number of shares         Shareholding
      Name of Shareholder             shares owned           without voting rights          (%)
-------------------------------- ------------------------- ------------------------- --------------------
       Hyundai Elevator                 1,570,000                 1,570,000                 0.56
-------------------------------- ------------------------- ------------------------- --------------------
  Hyundai Merchant and Marine           1,086,288                 1,086,288                 0.39
-------------------------------- ------------------------- ------------------------- --------------------
SK Engineering and Construction          258,752                   258,752                  0.09
-------------------------------- ------------------------- ------------------------- --------------------
             Total                      2,915,040                 2,915,040                 1.04
-------------------------------- ------------------------- ------------------------- --------------------


6.   Dividend

                                                                                         (Unit: share, KRW)
---------------------------------- -------------- ------------- -------------- ------------- --------------
           Description                 2002           2001          2000           1999          1998
---------------------------------- -------------- ------------- -------------- ------------- --------------
Net Income (KRW million)            -123,140      -244,113       -299,118       -70,901         29,466
EPS (KRW/Share)                         -446          -925         -1,160          -343            197
Dividend                                   -             -              -             -              -
---------------------------------- -------------- ------------- -------------- ------------- --------------


Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.  BUSINESS

1.   INTRODUCTION

A)   Current status of the industry

(1)  Characteristics of the industry

          The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

          Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

          In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

          In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

          Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

          Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

          As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA


              Service                   Number of Service Provider                    Service Provider
---------------------------------- ------------------------------------- -----------------------------------------
      Local Telephony Service                        2                   KT, Hanaro Telecom

       Long Distance Service                         3                   KT, Dacom, Onse Telecom

    International Call Service                       3                   KT, Dacom, Onse Telecom

          Mobile Service                             1                   SK Telecom

            PCS Service                              2                   KT Freetel, LG Telecom
---------------------------------- ------------------------------------- -----------------------------------------


The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

o Internet and mobile phone services are leading the changes in the communications industry.

     - Due to the increasing Internet usage, demand for data traffic has increased significantly.

     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

          * As of the end of September 2003, mobile subscribers reached 32.21 million. (Source: Ministry of Information and Communication)

o    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

          * In the case of a local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL))

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

o    Integration of fixed line and wireless communications

     -    Various wireless services will be integrated into IMT-2000 service

     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     - Multiple services can be provided over the same network, and a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

o    Liberalization and globalization of the communications market

     - Due to the entry into the WTO, global competition transcending national borders has begun.

     - Numerous business partnerships and alliances are formed between communications service providers in the world.

          * They pursue to strengthen competitiveness by achieving economies of scale and scope.

o    Cost reduction and new technology development

     - Due to continued competition, efforts to develop new technologies and new services are accelerating.

     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)        Growth potential of the industry

           Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

        THE INFORMATION AND COMMUNICATION INDUSTRY REVENUE COMPARE TO GDP

                                                                                                (Unit: KRW trillion, %)

                                   2002           2003          2004           2005           2006           2007
                               -------------- ------------- -------------- -------------- -------------- --------------
Revenue                                189.1         212.3          241.5          265.8          292.9          322.9
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------
% change                                25.7          12.3           13.8           10.0           10.2           10.3
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------
Amount of value added                   88.4          99.2          112.9          124.1          136.7          150.6
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------
GDP                                    594.1         642.2          694.2          750.4          811.2          876.9
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------
% change                                 9.0           8.1            8.1            8.1            8.1            8.1
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------
Rev to GDP                              14.9          15.5           16.3           16.5           16.8           17.2
------------------------------ -------------- ------------- -------------- -------------- -------------- --------------


Source: The Korea Information Society Development Institute

           The network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.5% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

    (a)    Growth potential of the industry as a whole

          After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

           With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is anticipated to make stable growth achieving almost the same rate of penetration as in many advanced countries. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

          Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market is nearly reaching its maturity stage.

          Meanwhile, due to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                                                            (Unit: KRW billion, %)

                                                                                                      Average
                                                                                                      Growth
                                                                                                      Rate
       Description              2002        2003        2004         2005        2006        2007     (2002-2007)
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
      Network Service          26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9     4.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
     Specific Service           1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0    15.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
    Value-added Service         2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7     8.5
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
       Broadcasting             7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5     9.2
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
          Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1     6.2
---------------------------- ----------- ----------- ------------ ----------- ----------- ----------- -----------
      GROWTH RATE (%)              15.2         9.7          6.9         5.7         4.9         4.0
---------------------------- ----------- ----------- ------------ ----------- ----------- -----------------------

Source: The Korea Information Society Development Institute

              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                                                            (Unit: KRW billion, %)

                                                                                                    Average
                                                                                                    Growth Rate
     Description                2002        2003        2004       2005        2006        2007     (2002-2007)
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
        Fixed Line             11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5      5.4
         Wireless              15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4      3.9
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
           Total               26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9      4.5
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------
      GROWTH RATE (%)           12.8        9.1         5.1         3.8        3.0         1.8
---------------------------- ----------- ----------- ----------- ---------- ----------- ----------- -------------

Source: The Korea Information Society Development Institute

(2)        Growth potential of data communications market including Internet

          As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

          In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

           The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS


                                                                                           (Unit: thousand persons, %)

           Description                 2002          2003          2004          2005          2006          2007
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
         Internet users                  10,405        12,089        13,056        13,611        14,078        14,278
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
    Internet Penetration Rate              38.1          16.2           8.0           4.3           3.4           1.4
---------------------------------- ------------- ------------- ------------- ------------- ------------- -------------


Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)        Special features of change in market conditions

           The local telephony service market has been overall affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)        Competition factors


          Business                 Competition          Competitor          Entry Barrier           Factors
------------------------------ -------------------- -------------------- -------------------- --------------------
   Local Telephony Service      Monopoly with KT    Korea Telecom        License from the     Quality, Price,
                                                                         MIC                  Advertisement
------------------------------ -------------------- -------------------- -------------------- --------------------
   High Speed Data Access           Oligopoly       Korea Telecom,       Report to the MIC    Quality, Speed,
           Service                                  Thrunet                                   Price
------------------------------ -------------------- -------------------- -------------------- --------------------

(5)        Special features in procurement

           Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts are available, as the telecommunications industry develops.

(6)        Relevant laws and regulations

          The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.         Current Status of the Company

(1)        Business environment and business portfolios

    (a)    Current Business Outlook

                1) Overview for 3Q 2003

                   Although Korea achieved an outward appearance of economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and the anticipation of a long-term depression in world economy. Moreover in the domestic telecom industry, the market size frozen by the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm have brought on fierce competition between telecom players to dominate the market.

                   Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 52 districts nationwide, and procured 4.0 million subscriber lines as of September 2003. Hanaro's revenue was KRW 1,262.0 billion in the third quarter of 2003, a 13.4% increase compared to KRW 905.1 billion in the third quarter of 2002. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 2 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

                2) Network Roll-out

                   In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of October 2003, the total length of fiber optic cable reached 20,659km (including leased network) over 80 cities, which enabled provision of services to 12.03 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.82 million households while our HFC network covers 8.34 million.

                3) High-speed Internet Access & Telephony Services

                   Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of June 2003, the Company secured 2.96 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering services to 1.02 million subscribers in 32 cities as of the end of June 2003. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. Furthermore, the Company plans to expand the voice business by offering a variety of high-quality and low-price services as VoIP and VoDSL.

                   In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro focuses on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

                4) Network Services & E-Businesses

                   By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

                   HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 16.53 million subscribers with 333 contents as of the end of September 2003. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

                5) Procurement of Fund for Stable Operation

                   By the end of October 2003 the Company raised KRW691.2 billion including KRW255 billion in corporate bonds, KRW220 billion in CP, and KRW95.3 billion in vendor financing. Furthermore, upon successful completion of the foreign investment deal, the Company would have an additional US$500 million.

                6) Management Objectives for 2003

                   The utmost goal for Hanaro in 2003 is to achieve KRW 1.40 trillion in revenues and to achieve higher operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer turnovers, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and plan out a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

                   Preparing for the maturity stage of the market, Hanaro has been pursuing overseas business opportunities since 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are in discussions with a number of Chinese companies for providing LAN services to apartment buildings in China and broadband Internet access services by cable modem. Hanaro is also in contact with several other companies in Asia for prospective broadband business opportunities. We first focus on the emerging market that includes Indonesia, Pakistan, and the Philippines and plan to expand to South America and East Europe going forward.

    (b)    Classification of business areas for public disclosure

          o    Methods and purpose

          - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

          - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

          - Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

          - Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

          o    Service Description by Business Areas


          Business                            Services                              Remark
------------------------------ --------------------------------------- ----------------------------------
  Broadband Internet Access    VDSL, ADSL, Cable Modem, B-WLL          Broadband Internet access,
                                                                       Broadband Internet access +
                                                                       telephony
------------------------------ --------------------------------------- ----------------------------------
          Telephony            Telephony, Value-added services         Residential voice, Corporate
                                                                       voice, Interconnection
------------------------------ --------------------------------------- ----------------------------------
           Others              Leased line                             Leased line, Internet-dedicated

                               VoIP Network Services                   Network and equipment services
                                                                       to VoIP service providers

                               IDC                                     Server hosting and others

                               Contents                                Internet contents
------------------------------ --------------------------------------- ----------------------------------


(2)        Market share

          o    Broadband Internet Subscribers


                                                                                       (Unit : Subscriber)

       Service Provider                                     As of the end of
-------------------------------- ------------------------------------------------------------------------


                                        2001                    2002                     3Q2003
                                 -------------------- ------------------------- -------------------------
      Hanaro Telecom, Inc                  2,045,196                 2,872,351                 2,975,338
-------------------------------- -------------------- ------------------------- -------------------------
              KT                           3,858,194                 4,922,395                 5,524,944
-------------------------------- -------------------- ------------------------- -------------------------
         Korea Thrunet                     1,312,248                 1,301,620                 1,290,938
-------------------------------- -------------------- ------------------------- -------------------------
            Others                           553,069                 1,309,120                 1,524,026
-------------------------------- -------------------- ------------------------- -------------------------
             Total                         7,768,707                10,405,486                11,315,246
-------------------------------- -------------------- ------------------------- -------------------------


Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

     o    Broadband Internet Market Share

                                                                                               (Unit : %)

                                                             As of the end of
                                 ------------------------------------------------------------------------
      Service Provider                    2001                    2002                    3Q03
-------------------------------- ----------------------- ----------------------- ------------------------
      Hanaro Telecom, Inc                 26.3                    27.6                    26.3
-------------------------------- ----------------------- ----------------------- ------------------------
              KT                          49.7                    47.3                    48.8
-------------------------------- ----------------------- ----------------------- ------------------------
         Korea Thrunet                    16.9                    12.5                    11.4
-------------------------------- ----------------------- ----------------------- ------------------------
            Others                        7.1                     12.6                    13.5
-------------------------------- ----------------------- ----------------------- ------------------------


Note 1) Source: Ministry of Information and Communication, Samsung Securities

Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)  Characteristics of the market

     (a)  Target market and service areas

          As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to attract as many subscribers as possible.

          Its strategy is to focus on users demanding high-quality service. Although we have focused on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

          On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Busan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of June 2003, our service became available in 80 cities across the country.

     (b)  Characteristics of customers and factors for change in demand

          The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

          Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

          Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to positive cycles.

     (c)  Domestic consumption and export of service

          Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)  New Business

          See "Long distance/International Telephony Service"

(5)  Organizational Structure

[FLOW CHART]

2. MAJOR SERVICES

     1)   Revenue breakdown by major services for 1H 2003

                                                                                      (Unit: KRW million)

       Major Service                            Products                        Revenue          (%)
---------------------------- ----------------------------------------------- --------------- ------------
     Telephony Service               Local call and Interconnection                 184,901    (18.0)
---------------------------- ----------------------------------------------- --------------- ------------
    Leased line Service        Leased line service and Internet Dedicated            28,143     (2.7)
---------------------------- ----------------------------------------------- --------------- ------------
 Broadband Access Service    xDSL, CATV, HomeLAN, LMDS, Internet Multiline          734,559    (71.6)
---------------------------- ----------------------------------------------- --------------- ------------
          Others                     VoIP network service and PABX                   78,568     (7.7)
---------------------------------------------------------------------------- --------------- ------------
                                   Total                                                       (100.0)
---------------------------------------------------------------------------- --------------- ------------


2)   Trend of pricing of major services

                                                                                              (Unit: KRW)

                      Classification                           3Q2003           2002           2001
----------------------------------------------------------- -------------- --------------- --------------
Local telephony     Installment fee                                     -               -         40,000
                    Basic fee / month                               4,000           4,000          4,000
                    Telephony charge / per 3 minutes                   39              39             45
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000               -              -
                    Monthly flat fee                               56,000               -              -
VDSL Dream          Modem rental fee / month                        5,000               -              -
                    Telephony charge / per 3 minutes                   39               -              -
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          30,000         40,000
                    Monthly flat fee                               38,000          38,000         38,000
ADSL Pro            Modem rental fee / month                        5,000           5,000          5,000
                    Telephony charge / per 3 minutes                   39              39             45
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          40,000         40,000
                    Monthly flat fee                               32,000          32,000         32,000
ADSL Mid            Modem rental fee / month                        5,000           5,000          5,000
                    Telephony charge / per 3 minutes                   39              39             39
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          30,000         40,000
                    Monthly flat fee                               28,000          28,000         28,000
ADSL Lite           Modem rental fee / month                        5,000           5,000          5,000
                    Telephony charge / per 3 minutes                   39              39             39
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          30,000         36,000
Internet access     Monthly flat fee                               34,000          34,000         34,000
through CATV        Modem rental fee for / month                    5,000           5,000          5,000
------------------- --------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          30,000        36,000
CATV Lite           Monthly flat fee                               28,000          28,000         28,000
                    Modem rental fee for / month                    5,000           5,000          5,000
------------------- --------------------------------------- -------------- --------------- --------------

                                                                                              (Unit: KRW)

                      Classification                           3Q2003           2002           2001
----------------------------------------------------------- -------------- --------------- --------------
                    Installment fee                                30,000          36,000         36,000
LMDS                Monthly flat fee                               28,000          28,000         28,000
                    Modem rental fee / month                            -               -              -
------------------- --------------------------------------- -------------- --------------- --------------


Note 1) The Company launched its commercial service in April 1999.

Note 2) ADSL bundled with telephony service charge additional KRW2,000 per month.

Note 3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

Note 4) From April 1, 2002, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

Note 5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 ~ 4,500 / months. This discount program is not applied to PC bundled product subscribers.

Note 6) On July 1, 2002, exemption was given for residential telephone installation charge and discount on telephone usage charge (local telephony service: KRW 39/pulse, LM : KRW 14.83/10 sec). From October 15, 2002 to December 31, 2002, we launched low basic fee telephony service on residential subscribers (normal telephony service : KRW 7,700 /month, bundled telephony service : KRW 5,200/month)

Note 7) ADSL Mid & CATV Lite launched on May 1, 2001

Note 8) The Company launched its commercial service of VDSL on January 17, 2003. A 3% - 11% discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers.

3. MAJOR FACILITIES

     A) Status on major facilities [The tables below summarize more comprehensive disclosure in the original Quarterly Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

           i) Land


                                                                                      (Unit: KRW million)

                                           Beginning book value                Ending book value
           Description                     (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
        Dongjak Info Center                             10,166                             10,166
        Seongbuk Info Center                             5,514                              5,514
        S. Ulsan Info Center                             3,708                              3,708
       Seodaemun Info Center                             6,461                              6,461
         Yunjae Info Center                              5,708                              5,708
         Ilsan Info Center                               9,364                              9,642
            IDC building                                22,608                             22,608
        Taegu Branch Office                             12,699                             12,699
       Suwon Switching Office                            4,479                              4,479
         Honam Info Center                              17,215                             17,215
               Others                                   56,957                             56,950
------------------------------------- -------------------------------- ----------------------------------
               Total                                   154,879                            155,150
------------------------------------- -------------------------------- ----------------------------------


          ii)  Building

                                                                                      (Unit: KRW million)

                                              Beginning book value                Ending book value
   Description                                (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
Dongjak Info Center                                     27,991                             27,502
S. Ulsan Info Center                                     6,487                              6,379
Songpa Info Center                                       7,008                              6,876
Seongbuk Info Center                                     8,398                              8,262
E.Busan Info Center                                     12,593                             12,389
Daejon Branch                                           10,174                              9,994
IDC building                                            29,657                             30,313
Taegu Branch                                            10,153                              9,965
Daejon Info Center                                       6,955                              6,833
Ilsan Info Center                                            -                             47,658
Others                                                 115,560                            113,401
------------------------------------- -------------------------------- ----------------------------------
               Total                                   234,977                            279,572
------------------------------------- -------------------------------- ----------------------------------

          iii) Structures


                                                                                (Unit: in millions of Won)

                                             Beginning book value                Ending book value
   Description                              (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
Dongjak Info Center                                         55                                 54
Seongbuk Info Center                                        69                                 68
Others                                                      55                                 55
------------------------------------- -------------------------------- ----------------------------------
               Total                                       180                                177
------------------------------------- -------------------------------- ----------------------------------


          iv)  Equipment

                                                                                      (Unit: KRW million)

                                           Beginning book value                Ending book value
   Description                             (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
Exchange, etc.                                         141,058                            125,873
Transmission, etc.                                   1,041,263                          1,036,614
Telecom. Lane, etc                                     475,744                            464,767
Terminal device                                        285,199                            280,261
Information facility, etc                              191,720                            214,260
Power facility, etc                                     63,928                             61,811
------------------------------------- -------------------------------- ----------------------------------
               Total                                 2,198,912                          2,183,586
------------------------------------- -------------------------------- ----------------------------------


          v)   Vehicles


                                                                                      (Unit: KRW million)

                                             Beginning book value                Ending book value
   Description                               (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
Vehicles                                                   296                                181
------------------------------------- -------------------------------- ----------------------------------
               Total                                       296                                181
------------------------------------- -------------------------------- ----------------------------------



          vi)  Others


                                                                                      (Unit: KRW millions)

                                             Beginning book value                Ending book value
   Description                               (As of Jan. 1, 2003)              (As of Sep. 30, 2003)
------------------------------------- -------------------------------- ----------------------------------
Ordinary Equipments                                      7,699                              6,907
Computation Equipments                                  11,331                              9,739
Leased Establishments                                    2,821                              1,901
Connected Establishments                                    41                                 34
------------------------------------- -------------------------------- ----------------------------------
               Total                                    21,892                             18,581
------------------------------------- -------------------------------- ----------------------------------

     B) Capital Expenditure ("CAPEX") plan

          i)   CAPEX in 3Q 2003

                                                                                     (Unit: KRW billions)

                           Item                                                3Q 2003
------------------------------------------------------------ --------------------------------------------
                     Backbone Network                                             97.1
                      Access Network                                             167.2
                     Internet Related                                              3.1
                          Others                                                  19.7
------------------------------------------------------------ --------------------------------------------
                           Total                                                 287.1
------------------------------------------------------------ --------------------------------------------

          ii)  CAPEX plan

                                                                                        (Unit: KRW billion)

             Item                        2003(E)                 2004(E)                  2005(E)
-------------------------------- ------------------------ ----------------------- ------------------------
       Backbone Network                          66.4                    85.9                     74.8
        Access Network                          204.8                    77.6                     68.6
       Internet Related                           5.3                    51.4                     46.8
            Others                              108.0                    38.5                     37.4
-------------------------------- ------------------------ ----------------------- ------------------------
             Total                              384.5                   253.4                    227.6
-------------------------------- ------------------------ ----------------------- ------------------------


4. SALES AND MARKETING

     A) Revenue breakdown by segment

     See "Revenue breakdown by major service"

          i)   Marketing channel

               A.   Sales Organization

                                  [FLOW CHART]

                                  [FLOW CHART]

              ii) Conditions for subscription

               -    Fee should be paid in cash

               -    Fee structure

                    o    Installation: paid at installation

                    o    Modem rental fee: monthly flat fee

                    o    Monthly charge: Monthly flat charge

               iii) Sales strategy

               -    Leverage outsourcing sales force and minimize in-house force

                    o    incentive-based salary

                    o    maintain well-trained sales force

               - Minimize the cost of marketing through maximizing the use of existing external marketing channels.


                    o establish marketing channels based on existing marketing channels with sales capacity

                    o maximize the use of indirect marketing channels through outsourcing

               -    Strategic alliance with telecommunications providers

                    o maintain strategic alliances with telecommunication providers

                    o maintain strategic alliances with Powercomm and system operator, to subscribers using CATV network.

6.   Derivative Contracts in Foreign Currency

                                                          (Unit: in million US$)


                                                    Spot                               Swap
                                      ---------------------------------- ----------------------------------
Position                                                       -                                  -
------------------------------------- ---------------------------------- ----------------------------------
Asset (Swap Buy)                                               -                                  -
------------------------------------- ---------------------------------- ----------------------------------
Debt                                                           -                                  -
------------------------------------- ---------------------------------- ----------------------------------




7.   Material Agreements

     1) Material Agreement [The following table summarizes more comprehensive disclosure in the original Quarterly Report in Korean. Brief details of the agreements have not been translated.]


                   Agreement                           Counterpart                    Term
------------------------------------------------- ---------------------- --------------------------------
CATV access network lease agreements                    Powercomm              May 2002 ~ May 2005
                                                                              July 2000 ~ July 2003
                                                                             March 2001 ~ March 2006
------------------------------------------------- ---------------------- --------------------------------
Telecommunications network interconnection                KEPCO                May 2002 ~ May 2005
agreement
------------------------------------------------- ---------------------- --------------------------------
Telecommunication conduit lease agreement          Seoul Metropolitan      October 2002 ~ October 2003
                                                      Rapid Transit
                                                       Corporation
------------------------------------------------- ---------------------- --------------------------------
Interconnection agreements among basic
telecommunications carriers                          Major carriers                     -
------------------------------------------------- ---------------------- --------------------------------

2)   Major lease contract


                                                          Contract amount (in
                                  Contract period             million KRW)              Lessor
                             --------------------------- ---------------------- ---------------------------
Kukje Electronics Bldg.      Oct, 11, 03 - Oct. 10, 05              4.900       Shinwon Development, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Kangnam Switch Office        Jun. 25, 99 - Jun. 24, 04              2.200       Yoonik CNC, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Boondang Switch Office       Jul 1, 03 - Jun. 30, 04                2.062       SKT, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Incheon Switch Office        May 27, 03 - May 26, 04                1.967       Dacom, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Boopyung Customer Center     Feb. 1, 03 ~ Jan. 31, 05               1.550       Chang Hee Choi
---------------------------- --------------------------- ---------------------- ---------------------------
Boocheon Customer Service    Jun. 30, 03 - Feb. 6, 04               1.389       E-Tech E&C
---------------------------- --------------------------- ---------------------- ---------------------------
Kangnam Customer Service
Center                       Feb. 16, 02 ~ Feb. 15, 04              1.280       Chunji, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Sasang Transmission Office   Jul. 1, 03 - Feb. 28, 06               1.100       LG Industrial systems
---------------------------- --------------------------- ---------------------- ---------------------------
S. Busan Customer Service
Center                       Jan. 22, 00 - Jan. 21, 05              1.050       Kolon Sporex
---------------------------- --------------------------- ---------------------- ---------------------------
E. Busan Switch Office       Jul 1, 03 ~ Jun 30, 04                 1.000       Dacom, Inc.
---------------------------- --------------------------- ---------------------- ---------------------------
Homan Branch Office          Oct. 1, 02 ~ Sep. 30, 04               2.300       Hyundai Securities
---------------------------- --------------------------- ---------------------- ---------------------------
Ilsan Switch Office          Jan. 24, 03 ~ Jan. 24, 05              2.000       Hanmi Bank
---------------------------- --------------------------- ---------------------- ---------------------------
Homan Branch Office          Jan. 1, 03 ~ Dec. 31, 04               1.871       Kwangju Labor Union Office
---------------------------- --------------------------- ---------------------- ---------------------------
Suwon Switch                 Oct. 8, 03 ~ Oct. 7, 07                1,200       Hanmi Bank
---------------------------- --------------------------- ---------------------- ---------------------------
S. Ulsan Switch Office       Sep. 01, 02 ~ Aug. 31, 03              1.200       Hankook Cable TV Ulsan
                                                                                Broadcasting
---------------------------- --------------------------- ---------------------- ---------------------------
Kyungbuk Branch Office       Apr. 1, 01 ~ Jun. 30, 04               1.100       KTF
---------------------------- --------------------------- ---------------------- ---------------------------
Incheon Keyang Information
Center                       Oct .1, 02 ~ Sep. 30, 04               1.068       Daewoo motor sales
---------------------------- --------------------------- ---------------------- ---------------------------



3)   Hedging Contract

     1.   Interest Swap : KRW 100,000,000,000

4)   Transfer of Business with Major Shareholders

     o    DreamX.net Co

     1.   Date of board resolution : February 19, 2002

     2.   Details of transfer

     -    Company name: DreamX.net Co.

     - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

     -    Assets: KRW 320 million

     -    Liabilities: KRW 140 million

     3. Purpose of transfer: integration of the Company's e-business

     o    Dreamline

     1. Signing date : September 26, 2003, Date of transfer : December 1, 2003

     2. Subject of transfer

     - Broadband access infrastructure, service agreements with subscribers, and basic service agreements with cable TV operators in Suwon, Ohsan, Byungjung, and Kunpo

     3. Purpose of transfer

          - To strengthen the Company's broadband access business in the listed areas


8.   Research and Development Activities

     1)   Summary of R&D activities

     The basic directions of R&D activities are as follows:

     - Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of wire and wireless integrated services.

     - By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company ensures quality of equipment.

     -    R&D improves and develops the network management system.


2)   R&D unit

     - Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

3)   R&D costs (Unit: KRW million)


           Items                                       3Q 2003           2002             2001
--------------------------------------------------- --------------- ---------------- ---------------
Research expenses                                        4,074             5,784           6,352
--------------------------------------------------- --------------- ---------------- ---------------
Ordinary R&D expenses (intangible assets)                3,271             6,885           9,655
--------------------------------------------------- --------------- ---------------- ---------------


           Items                                       3Q 2003           2002             2001
--------------------------------------------------- --------------- ---------------- ---------------
Others                                                        -                -               -
--------------------------------------------------- --------------- ---------------- ---------------
Total                                                     7,345           12,669          16,007
--------------------------------------------------- --------------- ---------------- ---------------



4) Achievement in R&D [The following table summarizes more comprehensive disclosure in the original Quarterly Report in Korean. Details of third parties with whom we worked on the project, R&D results and potential benefits have not been translated.]


                         Major R&D                                           Period
------------------------------------------------------------- --------------------------------------
Development of VoIP auto-installation system                      Feb. 24, 2003 ~ Mar. 31, 2003
------------------------------------------------------------- --------------------------------------
Regional network monitoring system for HFC access network         Mar. 1, 2003 ~ Aug. 31, 2003
------------------------------------------------------------- --------------------------------------
Development of music dial tone service (V-Ring Me)                    Jan. 2003 ~ May 2003
------------------------------------------------------------- --------------------------------------
Development of first stage card service                               Mar. 2003 ~ Jun. 2003
------------------------------------------------------------- --------------------------------------
Transfer of stat. Construction & present SMP to state server          Nov. 2002 ~ Apr. 2003
------------------------------------------------------------- --------------------------------------
Development of automatic subscriber registration system               Nov. 2002 ~ Apr. 2003
------------------------------------------------------------- --------------------------------------
Development of second stage card service                              Jul. 2003 ~ Oct. 2003
------------------------------------------------------------- --------------------------------------
Development of HFC subscriber management system with LDAP             Sep. 2002 ~ Apr. 2003
------------------------------------------------------------- --------------------------------------
Development of VoIP Network & QoS                                     Mar. 2002 ~ Jun. 2003
------------------------------------------------------------- --------------------------------------


5)   Major Projects in Process


                            Projects                                           Period
----------------------------------------------------------------- ----------------------------------
Development of customer care system                                 Mar. 1, 2003 ~ Feb. 28, 2004
----------------------------------------------------------------- ----------------------------------
Development of Information network system                           Feb. 1, 2003 ~ Dec. 28, 2003
----------------------------------------------------------------- ----------------------------------
Development of DSLAM network management system                      Feb. 1, 2003 ~ Dec. 31, 2003
----------------------------------------------------------------- ----------------------------------
Next generation network service management/control/test
technology                                                          Feb. 1, 2003 ~ Jan. 31, 2004
----------------------------------------------------------------- ----------------------------------
Development of PABX network system                                  Feb. 1, 2003 ~ Dec. 31, 2003
----------------------------------------------------------------- ----------------------------------
Development of ACL monitoring system                                Aug. 1, 2003 ~ Nov. 31, 2003
----------------------------------------------------------------- ----------------------------------
Change to system configuration (separation of SDF)                      Jun. 2003 ~ Dec. 2003
----------------------------------------------------------------- ----------------------------------
Improvement of billing system                                           Sep. 2003 ~ Nov. 2003
----------------------------------------------------------------- ----------------------------------
Number portability among 2G operators                                   Jun. 2003 ~ Nov. 2003
----------------------------------------------------------------- ----------------------------------
Improvement of system error display                                     Jul. 2003 ~ Nov. 2003
----------------------------------------------------------------- ----------------------------------
Development of VoIP system on HanFos Anyway                             May 2003 ~ Nov. 2003
----------------------------------------------------------------- ----------------------------------

9.   Financing Activities in 3Q 2003

A)   Summary of external financing

     -    Domestic

                                                                                  (Unit: KRW million)
                                                          Initial      Increase
                    Source                                 amount     (decrease)        Balance
                    ------                                -------     ----------        -------
Commercial banks                                            234.7         46.0           280.7
Insurance companies                                            --           --              --
Merchant banks                                                 --           --              --
Lease companies                                              83.5        (19.3)           64.2
Mutual savings & finance companies                             --           --              --
Other financial institutions                                 15.3         64.9            80.2
Sub-total (financial institutions)                          333.5         91.6           425.1
Corporate bonds (public offering)                           860.0       (200.0)          660.0
Corporate bonds (private placement)                         273.8        (34.9)          238.9
*Issuance of new shares                                      76.6        (76.6)           --
Asset Backed Securities                                     155.5        (91.2)           64.3
Others                                                         --        220.0           220.0
Sub-total (capital market)                                1,365.9       (182.7)        1,183.2
Debt to shareholders, directors, affiliated
   companies                                                   --           --              --
**Others                                                    128.8        (77.2)           51.6
                                                          -------       ------         -------
                     Total                                1,828.2       (168.3)        1,659.9
                                                          -------       ------         -------

   *  Issuance of new shares are related to exercise of warrants
   ** Others comprise issuance of ABL. Please refer to note 16 of Review Report.

   (Ref.) Total amount of corporate bond issue during the period:
          Public offering : KRW190 billion
          Private placement : KRW81 billion

   - Overseas Financing




                                                                      (Unit: USD million)
                                           Initial         Increase
           Source                           amount        (decrease)        Balance
           ------                          -------        ----------        -------
Overseas corporate bond issue               100.0           (100.0)            --
Others                                       24.0            (20.0)           4.0
Total                                       124.0           (120.0)           4.0

B)   Summary of external financing

-    Trust contract



                                                                         (Unit: in million Won)
    Trustor            Trustee Bank       Date of trust       Amount             Remark
    -------            ------------       -------------      -------             ------
Hanaro Telecom, Inc.   Shinhan Bank       Oct. 23, 2001      965,348     Transfer of beneficiary
                                                                         certificate to HanaFos
                                                                         Securitization Speciality
                                                                         Co., Ltd.


-    Asset Management Contract

     1.   Name of company: HanaFos Securitization Speciality Co., Ltd.

     2. Contract period: October 9, 2001 - as long as Hanaro exists as a legal entity

     3.   Consideration in Kind and amount of cash consideration

          o In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

          o    Amount: KRW 965,348 million

     4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

     5.   Management costs and fees

          o    Management fee: 0.02% p.a. (face value of ABS, quarterly payment)


C)   Credit rating for the past 3 years

        Date       Subject of credit rating     Credit             Credit rating company
        ----       ------------------------     ------             ---------------------
      04/20/00         Commercial paper          A30       Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      04/20/00          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      05/09/00         Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      05/09/00          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      05/25/00          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      05/25/00          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      10/23/00          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      10/24/00         Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      10/24/00          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      03/13/01         Commercial paper          A30       Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------

        Date       Subject of credit rating     Credit             Credit rating company
        ----       ------------------------     ------             ---------------------
      05/31/01          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      07/31/01          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      02/05/02         Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      02/05/02          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      02/06/02         Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      02/06/02          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      03/13/02          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      03/14/02          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      04/23/02          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      04/23/02          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      11/07/02          Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      11/07/02         Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      11/07/02          Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      11/07/02         Commercial paper          A30       Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      2/14/03           Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      2/14/03           Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      6/26/03          Commercial paper          A30       Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      6/26/03           Corporate bond           BBB-      Korea Investors Service, Inc.
--------------------------------------------------------------------------------------------------
      6/30/03          Commercial paper          A30       Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------
      6/30/03           Corporate bond           BBB-      Korea  Management  Consulting  & Credit
                                                           Rating Corporation
--------------------------------------------------------------------------------------------------

     III. FINANCIAL INFORMATION

1.   Summarized Financial Statements


                                                                                        (Unit: KRW million)
       Description                     3Q 2003         2002            2001           2000          1999
       -----------                    ---------      ---------      ---------      ---------      ---------
[Current Asset]                         392,535        676,104        642,773        704,084        989,225
                                      ---------      ---------      ---------      ---------      ---------

Quick assets                            390,089        665,242        628,471        673,484        981,524

Inventories                               2,446         10,862         14,302         30,600          7,701
                                      ---------      ---------      ---------      ---------      ---------
[Non-current  Asset]                  2,857,501      2,925,467      2,937,920      2,642,005        900,653
                                      ---------      ---------      ---------      ---------      ---------

Investment Securities                   143,826        188,425        203,435        194,114         67,710

Property and Equipment                2,665,080      2,695,529      2,718,361      2,427,970        828,063

Intangible Asset                         48,595         41,513         16,124         19,921          4,881

Deferred Asset                               --             --             --             --             --
                                      ---------      ---------      ---------      ---------      ---------
TOTAL ASSETS                          3,250,036      3,601,570      3,580,693      3,346,089      1,889,878
                                      ---------      ---------      ---------      ---------      ---------

[Current Liabilities]                 1,035,989      1,328,161        904,816        743,862        273,027

[Non-current Liabilities]               901,064        898,739      1,246,547        931,024         45,115
                                      ---------      ---------      ---------      ---------      ---------
TOTAL LIABILITIES                     1,937,053      2,226,900      2,151,363      1,674,886        318,142
                                      ---------      ---------      ---------      ---------      ---------

[Paid-in Capital]                     1,396,613      1,396,613      1,320,000      1,320,000      1,200,000

[Capital in excess of par value]        692,815        692,815        693,205        693,205        414,408

[Retained Earning]                     -770,900       -709,237       -586,097       -341,984        -42,867

[Capital Adjustment]                     -5,545         -5,521         -2,221            -18            195
                                      ---------      ---------      ---------      ---------      ---------
TOTAL SHAREHOLDERS' EQUITY            1,312,983      1,374,670      1,429,329      1,671,203      1,571,736
                                      ---------      ---------      ---------      ---------      ---------

Revenue                               1,026,171      1,253,859        825,449        336,187         23,119

Operating Profit                         53,891          6,080       -165,188       -296,577       -140,307

Ordinary Profit                         -61,663       -123,140       -244,113       -299,114        -77,423

Net Income                              -61,663       -123,140       -244,113       -299,118        -70,902
                                      ---------      ---------      ---------      ---------      ---------

       (Note) "-" Means minus figures

2.   Accounting standards

a.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,150.20 to US $1.00 at September 30, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

b.   Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring
After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

c.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

d.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

e.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

f.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                    Amount
                                   --------
     Beginning of period           W 16,416
     Provision                       15,103
     Write-offs                        (593)
                                   --------
     End of period                 W 30,926
                                   ========

g.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

h.   Investment Securities Other than those Accounted for Using the Equity
          Method

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)  Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:


                                                          Estimated useful lives
                                                          ----------------------
     Buildings, building facilities and structures              50 years
     Machinery                                                   8 years
     Vehicles and other                                        5~8 years


Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. The amount of capitalized interest for nine-month period ended September 30, 2002 was W2,939 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                               Estimated Useful Lives
                                               ----------------------
     Goodwill                                           5 years
     Intellectual proprietary rights                 5-20 years
     Cable line usage rights                           20 years
     Land rights                                       20 years
     Development costs                                  1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No. 9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W22,737 million as of September 30, 2003.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W174 million as of September 30, 2003 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the nine-month period ended September 30, 2003 are as follows (won in millions):

                               Amount
                             ---------
     Beginning of period     W  22,341
     Severance payments         (8,988)
                             ---------
                                13,353
     Provision                   9,384
                             ---------
     End of period           W  22,737
                             =========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,150.20 to US $1.00 at September 30, 2003.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 21).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 19).

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and nine-month periods ended September 30, 2003 were 279,323 thousand shares and for the three-month and nine-month periods ended September 30, 2002 were 279,323 thousand shares and 274,697 thousand shares, respectively.

Net income (loss) for common stock for the three-month and nine-month periods ended September 30, 2003 and 2002 are computed as follows (won in millions):

                                                   2003                                 2002
                                     -----------------------------      ------------------------------
                                                                          Three-month
                                     Three-month       Nine-month       (Not reviewed)      Nine-month
                                     -----------       ----------       --------------      ----------
Net income (loss)                     W   5,746        W  (61,663)        W  (25,852)       W (107,873)
Dividend for preferred stock                 --                --                 --                --
                                      ---------        ----------         ----------        ----------
Net income (loss) for common stock    W   5,746        W  (61,663)        W  (25,852)       W (107,873)
                                      =========        ==========         ==========        ==========


Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3.   Accounting Information

     A)   Allowance for bad debts conditions

          (1)  Details of allowance for bad debts in last three years



                                                                                                 (Unit : KRW, %)
                                                                        Allowance for           Ratio of Allowance
                             Items                 Total Amount           bad debts               for bad debts
                       -----------------          ---------------       --------------          ------------------
         3Q03          Trade Receivables          252,572,354,089       28,027,354,089                11.1%
         2002          Trade Receivables          219,346,527,526       13,516,918,140                 6.2%
         2001          Trade Receivables          134,035,010,098        3,357,639,983                 2.5%
         2000          Trade Receivables           78,803,187,227          822,114,672                 1.0%

          (2)  Methods of allowance for bad debts


                                                                                                 (Unit : KRW, %)
                                                       Amount of trade          Allowance for   Ratio of Allowance
                                Periods                  receivables             bad debts         for bad debts
                                -------                ---------------          -------------   ------------------
--------------------------------------------------------------------------------------------------------------
                          2 years ~ 3 years               5,218,090,661          3,964,183,475           76.0%
                          ------------------------------------------------------------------------------------
                          1 year ~ 2 years               18,457,227,168         12,043,340,727           65.3%
                          ------------------------------------------------------------------------------------
         3Q 2003          4 months ~ 1 year              21,849,962,224         10,911,871,135           49.9%
                          ------------------------------------------------------------------------------------
                          ~ 4 months                     37,548,883,970            375,488,840            1.0%
                          ------------------------------------------------------------------------------------
                          Estimated revenue             117,437,766,392            587,188,832            0.5%
                          ------------------------------------------------------------------------------------
                          Other revenue                  14,504,377,555            145,043,776            1.0%
--------------------------------------------------------------------------------------------------------------
                    Total                               215,016,307,970         28,027,116,784           13.0%
--------------------------------------------------------------------------------------------------------------
                          2 years ~ 3 years               1,754,155,204          1,497,346,882           85.4%
                          ------------------------------------------------------------------------------------
                          1 year ~ 2 years                6,446,266,771          4,030,205,985           62.5%
                          ------------------------------------------------------------------------------------
         2002             4 months ~ 1 year              17,628,018,584          6,973,644,152           39.6%
                          ------------------------------------------------------------------------------------
                          ~ 4 months                     29,212,444,965            292,124,450            1.0%
                          ------------------------------------------------------------------------------------
                          Estimated revenue             114,746,096,018            573,730,480            0.5%
                          ------------------------------------------------------------------------------------
                          Other revenue                  14,559,017,030            145,590,170            1.0%
--------------------------------------------------------------------------------------------------------------
                     Total                              184,345,998,572         13,512,642,119            7.3%
--------------------------------------------------------------------------------------------------------------
                          2 years ~ 3 years                  52,461,037             52,461,037          100.0%
                          ------------------------------------------------------------------------------------
                          1 year ~ 2 years                2,432,041,788          1,216,020,894           50.0%
                          ------------------------------------------------------------------------------------
          2001            4 months ~ 1 year               7,108,449,859          1,421,689,972           20.0%
                          ------------------------------------------------------------------------------------
                          ~ 4 months                     21,133,387,558            211,333,876            1.0%
                          ------------------------------------------------------------------------------------
                          Estimated revenue              80,370,806,360            401,854,032            0.5%
                          ------------------------------------------------------------------------------------
                          Other revenue                   5,428,017,245             54,280,172            1.0%
--------------------------------------------------------------------------------------------------------------
                     Total                              116,525,163,847          3,357,639,983            2.9%
--------------------------------------------------------------------------------------------------------------
                          4 months ~                      1,464,086,957            292,817,391           20.0%
                          ------------------------------------------------------------------------------------
         2000             ~ 4 months                     28,520,343,811            285,203,438            1.0%
                          ------------------------------------------------------------------------------------
                          Estimated revenue              48,818,768,459            244,093,842            0.5%
--------------------------------------------------------------------------------------------------------------
                     Total                               78,803,199,227            822,114,671            1.0%
--------------------------------------------------------------------------------------------------------------

          (3)  Outstanding balance of Trade Receivables in 3Q2003


                                                                                              (Unit : KRW million)
                        ~ 6 months      6 months ~ 1 year   1 year ~ 3 years      3 years ~          Total
                        ----------      -----------------   ----------------      ---------         -------
      Amounts            213,417             15,480              23,675              --             252,572
       Ratio              84.5%               6.1%                9.4%               --              100.0%

     B)   Fiscal years recorded net loss in last 5 years

                               Net loss amounts (KRW billion)                            Reason
                               ------------------------------                            ------
          2002                              123.1                       Large investments in early business stage
          2001                              244.1                       Large investments in early business stage
          2000                              299.1                       Large investments in early business stage
          1999                               70.9                       Large investments in early business stage


     C) Details and ground of change in accounting standard in recent 5 fiscal years

     To be updated.

4.   Financial Statements

     1)   Balance Sheet (As of the end of September 30, 2003 and 2002)

                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                  ----------------------------      ---------------------------
                           ASSETS                                    2003             2002             2003            2002
                                                                  -----------      -----------      -----------     -----------
                                                                          (In millions)                    (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                             W   8,868        W  278,511       $    7,710      $   242,141
   Short-term financial instruments (Notes 4 and 5)                   116,000          131,723          100,852         114,522
   Short-term investment securities (Note 6)                            2,252           18,770            1,958          16,319
   Trade receivables, net of allowance for doubtful accounts
     of W28,027 million in 2003 and W13,517 million in 2002           224,545          205,830          195,223         178,951
   Short-term loans, net of discount on present value of
     W783 million in 2003 and W189 million in
     2002 (Note 9)                                                     15,867            7,193           13,795           6,254
   Accounts receivable-other, net of allowance for doubtful
     accounts of W2,899 million in 2003 and 2002                        3,233            5,930            2,811           5,156
   Accrued income                                                       6,264            4,982            5,446           4,331
   Prepaid expenses                                                     9,601            8,409            8,347           7,311
   Prepaid income tax                                                   1,815            3,709            1,578           3,225
   Advanced payments                                                    1,644              185            1,429             161
   Inventories                                                          2,446           10,862            2,127           9,443
                                                                  -----------      -----------      -----------     -----------
                                                                      392,535          676,104          341,276         587,814
                                                                  -----------      -----------      -----------     -----------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                          7                5                6               4
   Long-term investment securities (Note 7)                            29,017           49,316           25,228          42,876
   Investment securities using the equity method (Note 8)              44,944           40,796           39,075          35,469
   Long-term loans, net of discount on present value of
      W2,472 million in 2003 and W4,006 million in 2002
     (Note 9)                                                          12,843           23,161           11,166          20,136
   Key-money deposits                                                  43,849           61,156           38,123          53,170
   Long-term prepaid expenses                                          13,167           13,990           11,447          12,163
   Property and equipment, net (Notes 2, 10, 12 and 14)             2,665,080        2,695,529        2,317,058       2,343,531
   Intangibles (Note 11)                                               48,594           41,513           42,248          36,092
                                                                  -----------      -----------      -----------     -----------
                                                                    2,857,501        2,925,466        2,484,351       2,543,441
                                                                  -----------      -----------      -----------     -----------
           Total Assets                                           W 3,250,036      W 3,601,570      $ 2,825,627     $ 3,131,255
                                                                  ===========      ===========      ===========     ===========

                                                                                                         Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                    ---------------------------      ---------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                   2003            2002             2003            2002
                                                                    -----------     -----------      -----------     -----------
                                                                          (In millions)                   (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                   W    38,353     W    70,234      $    33,345     $    61,063
   Other accounts payable                                               120,666         153,254          104,909         133,241
   Short-term borrowings (Note 13)                                      275,000          55,000          239,089          47,818
   Current maturities of long-term debt, net of discount on
     debentures of W5,600 million in 2003 and W5,180 million
     in 2002 and accrued interest of W8,246 million in 2002
     (Notes 12 and 14)                                                  406,497         740,102          353,414         643,455
   Advances received (Note 15)                                           68,193         126,007           59,288         109,552
   Current portion of Asset Backed Loans (Note 16)                       51,608         102,862           44,869          89,430
   Accrued expenses                                                      49,368          43,795           42,921          38,076
   Withholdings                                                          19,696          12,675           17,124          11,020
   Forward exchange contract                                                  -           1,888                -           1,641
   Interest rate swap                                                     4,785           5,633            4,160           4,897
   Other current liabilities                                              1,822          16,711            1,583          14,529
                                                                    -----------     -----------      -----------     -----------
                                                                      1,035,988       1,328,161          900,702       1,154,722
                                                                    -----------     -----------      -----------     -----------

LONG-TERM LIABILITIES:
   Long-term debt, net (Note 14)                                        177,662         168,395          154,462         146,405
   Debentures, net (Note 14)                                            605,787         594,718          526,680         517,056
   Long-term obligations under capital leases (Note 12)                  61,162          38,087           53,175          33,113
   Long-term advances received                                           14,608          48,014           12,700          41,744
   Asset Backed Loans (Note 16)                                               -          25,902                -          22,520
   Accrued severance indemnities, net (Note 2)                           22,563          22,057           19,617          19,177
   Long-term deposits received                                           19,282           1,566           16,764           1,361
                                                                    -----------     -----------      -----------     -----------
                                                                        901,604         898,739          783,398         781,376
                                                                    -----------     -----------      -----------     -----------
           Total Liabilities                                          1,937,052       2,226,900        1,684,100       1,936,098
                                                                    -----------     -----------      -----------     -----------

SHAREHOLDERS' EQUITY (Note 18):
   Capital stock                                                      1,396,613       1,396,613        1,214,235       1,214,235
   Paid-in capital in excess of par value                               692,815         692,815          602,343         602,343
   Accumulated deficit                                                 (770,900)       (709,237)        (670,231)       (616,621)
   Capital adjustments:
     Stock compensation (Note 19)                                         5,572           4,541            4,844           3,948
     Valuation loss on available-for-sale securities                     (6,447)         (4,430)          (5,605)         (3,852)
     Valuation gain on investment securities using the equity
        method                                                              116               -              101               -
     Valuation loss on interest swap (Note 17)                           (4,785)         (5,632)          (4,160)         (4,896)
                                                                    -----------     -----------      -----------     -----------
           Total Shareholders' Equity                                 1,312,984       1,374,670        1,141,527       1,195,157
                                                                    -----------     -----------      -----------     -----------
           Total Liabilities and Shareholders' Equity               W 3,250,036     W 3,601,570      $ 2,825,627     $ 3,131,255
                                                                    ===========     ===========      ===========     ===========

     2) Income Statements (For the three month and nine month periods ended September 30, 2003 and 2002)

                                                                                            Korean Won
                                                                     ------------------------------------------------------------
                                                                                 2003                             2002
                                                                     ---------------------------     ----------------------------
                                                                                                      Three-month
                                                                     Three-month     Nine-month      (Not reviewed)    Nine-month
                                                                     -----------     -----------     --------------   -----------
                                                                              (In millions, except per share amount)
OPERATING REVENUE (Note 24)                                          W   352,622     W 1,026,171      W   325,981     W   905,051

OPERATING EXPENSES (Note 20)                                             310,390         972,280          312,345         919,125
                                                                     -----------     -----------      -----------     -----------

OPERATING INCOME (LOSS)                                                   42,232          53,891           13,636         (14,074)
                                                                     -----------     -----------      -----------     -----------

NON-OPERATING INCOME:
   Interest income                                                         2,958          14,177            6,820          19,969
   Dividends income                                                           --              --               --           2,899
   Gain on disposal of short-term investment securities                       33             243              650           1,334
   Gain on valuation of investments using the equity method                   --              --               --             517
   Gain on foreign currency transactions and translation                     312             341              683          13,307
   Gain on disposal of long-term investment securities                        --              70               37             229
   Gain on disposal of property and equipment                                226             974               15              29
   Gain on redemption of debt                                              1,550             870               --              --
   Gain on valuation of forward exchange contract                             --              --              492             492
   Gain on transaction of forward exchange contract
     (Note 17)                                                                --             343               --             186
   Other                                                                   1,330           3,952            1,389           4,398
                                                                     -----------     -----------      -----------     -----------
                                                                           6,409          20,970           10,086          43,360
                                                                     -----------     -----------      -----------     -----------
NON-OPERATING EXPENSES:
   Interest expense                                                       29,640         100,766           32,992          96,471
   Interest expense on ABL (Note 16)                                       1,589           6,545            3,958           8,497
   Loss on valuation of trading securities                                   177             177            2,798           2,258
   Loss on disposal of short-term investment securities                       29           1,939              322              --
   Impairment loss on short-term investment securities                       740             920               --              --
   Impairment loss on long-term investment securities                         --              --               --           4,478
   Loss on valuation of investments using the equity method
     (Note 8)                                                              8,460          15,778              538              --
   Loss on foreign currency transactions and translation                      58             621            3,833             520
   Loss on disposal of property and equipment                                 94             992              753           2,867
   Loss on redemption of debt (Note 14)                                       --             308               --           4,265
   Loss on disposal of trade receivables (Note 15)                         1,919           7,815            4,325          14,466
   Other bad debt expense                                                     --              --               --           2,899
   Donations                                                                  85             286               12             294
   Other                                                                     104             377               43             144
                                                                     -----------     -----------      -----------     -----------
                                                                          42,895         136,524           49,574         137,159
                                                                     -----------     -----------      -----------     -----------

ORDINARY INCOME (LOSS)                                                     5,746         (61,663)         (25,852)       (107,873)

EXTRAORDINARY ITEMS                                                           --              --               --              --
                                                                     -----------     -----------      -----------     -----------

INCOME (LOSS) BEFORE INCOME TAX                                            5,746         (61,663)         (25,852)       (107,873)

INCOME TAX EXPENSE (Note 21)                                                  --              --               --              --
                                                                     -----------     -----------      -----------     -----------

NET INCOME (LOSS)                                                    W     5,746     W   (61,663)     W   (25,852)    W  (107,873)
                                                                     ===========     ===========      ===========     ===========

NET INCOME (LOSS) PER COMMON SHARE (Note 2)                          W        21     W      (221)     W       (93)    W      (393)
                                                                     ===========     ===========      ===========     ===========

                                                                           Translation into U.S. Dollars (Note 2)
                                                                ----------------------------------------------------------
                                                                            2003                           2002
                                                                --------------------------   -----------------------------
                                                                                              Three-month
                                                                Three-month     Nine-month   (Not reviewed)     Nine-month
                                                                -----------     ----------   --------------     ----------
                                                                             (In thousands, except per share amount)
OPERATING REVENUE (Note 24)                                      $ 306,575      $ 892,167       $ 283,412       $ 786,864

OPERATING EXPENSES (Note 20)                                       269,858        845,313         271,557         799,100
                                                                 ---------      ---------       ---------       ---------

OPERATING INCOME (LOSS)                                             36,717         46,854          11,855         (12,236)
                                                                 ---------      ---------       ---------       ---------

NON-OPERATING INCOME:
   Interest income                                                   2,527         12,326           5,929          17,361
   Dividends income                                                     --             --              --           2,520
   Gain on disposal of short-term investment securities                 29            211             565           1,160
   Gain on valuation of investments using the equity method             --             --              --             449
   Gain on foreign currency transactions and translation               271            296             594          11,569
   Gain on disposal of long-term investment securities                  --             61              32             199
   Gain on disposal of property and equipment                          196            847              13              25
   Gain on redemption of debt                                        1,348            756              --              --
   Gain on valuation of forward exchange contract                       --             --             428             428
   Gain on transactions of forward exchange contract
     (Note 17)                                                          --            298              --             162
   Other                                                             1,156          3,437           1,208           3,826
                                                                 ---------      ---------       ---------       ---------
                                                                     5,572         18,232           8,769          37,699
                                                                 ---------      ---------       ---------       ---------
NON-OPERATING EXPENSES:
   Interest expense                                                 25,769         87,607          28,684          83,873
   Interest expense on ABL (Note 16)                                 1,381          5,690           3,441           7,387
   Loss on valuation of trading securities                             154            154           2,433           1,963
   Loss on disposal of short-term investment securities                 25          1,686             280              --
   Impairment loss on short-term investment securities                 643            800              --              --
   Impairment loss on long-term investment securities                   --             --              --           3,893
   Loss on valuation of investments using the equity method
     (Note 8)                                                        7,355         13,718             468              --
   Loss on foreign currency transactions and translation                50            540           3,333             452
   Loss on disposal of property and equipment                           82            862             655           2,493
   Loss on redemption of debt (Note 14)                                 --            268              --           3,708
   Loss on disposal of trade receivables (Note 15)                   1,668          6,795           3,760          12,577
   Other bad debt expense                                               --             --              --           2,520
   Donations                                                            74            249              10             256
   Other                                                                92            328              36             127
                                                                 ---------      ---------       ---------       ---------
                                                                    37,293        118,697          43,100         119,249
                                                                 ---------      ---------       ---------       ---------

ORDINARY INCOME (LOSS)                                               4,996        (53,611)        (22,476)        (93,786)

EXTRAORDINARY ITEMS                                                     --             --              --              --
                                                                 ---------      ---------       ---------       ---------

INCOME (LOSS) BEFORE INCOME TAX                                      4,996        (53,611)        (22,476)        (93,786)

INCOME TAX EXPENSE (Note 21)                                            --             --              --              --
                                                                 ---------      ---------       ---------       ---------

NET INCOME (LOSS)                                                $   4,996      $ (53,611)      $ (22,476)      $ (93,786)
                                                                 =========      =========       =========       =========

NET INCOME (LOSS) PER COMMON SHARE (Note 2)                      $    0.02      $   (0.19)      $   (0.08)      $   (0.34)
                                                                 =========      =========       =========       =========

     3) Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and 2001)

                                                                                                           Translation into
                                                                             Korean Won                  U.S. Dollars (Note 2)
                                                                    -----------------------------      -------------------------
                                                                        2002             2001            2002            2001
                                                                    -----------       -----------      ---------       ---------
                                                                            (In millions)                   (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year                  W  (586,097)      W  (341,984)    $ (494,054)     $ (288,278)
   Net loss                                                            (123,140)         (244,113)      (103,802)       (205,777)
                                                                    -----------       -----------     ----------      ----------
                                                                       (709,237)         (586,097)      (597,856)       (494,055)

DISPOSITION OF DEFICIT                                                       --                --             --              --
                                                                    -----------       -----------     ----------      ----------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR         W  (709,237)      W (586,097)     $ (597,856)     $ (494,055)
                                                                    ===========       ===========     ==========      ==========

     4) Statements of Cash Flow (For the three month and nine month periods ended September 30, 2003 and 2002)

                                                                                                 Korean Won
                                                                          --------------------------------------------------------
                                                                                      2003                 2002 (Not reviewed)
                                                                          --------------------------    --------------------------
                                                                          Three-month     Nine-month    Three-month     Nine-month
                                                                          -----------     ----------    -----------     ----------
                                                                                               (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                        W  5,746      W (61,663)     W (25,852)     W(107,873)
                                                                            --------      ---------      ---------      ---------
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
     Stock compensation expense                                                  344          1,031            413          1,239
     Depreciation and amortization                                           109,045        313,903         97,465        286,065
     Provision for severance indemnities                                       2,120          7,958          2,241          7,966
     Provision for doubtful accounts                                           5,254         15,103          2,728          8,135
     Amortization of discount on debentures                                    3,623         14,207          3,647          9,839
     Recognition of long-term accrued interest                                 1,217          6,171          2,682          6,208
     Employee fringe benefits                                                    182            541            224          1,918
     Loss on foreign currency translation                                         13             13          3,271            208
     Loss on disposal of short-term investment securities                         29          1,939            322             --
     Loss on valuation of trading securities                                     177            177          2,798          2,258
     Loss on disposal of property and equipment                                   94            992            753          2,867
     Loss on redemption of debentures                                             --            308             --          4,265
     Loss on valuation of investments using the equity method                  8,460         15,778            538             --
     Impairment loss on short-term investment securities                         740            920             --             --
     Impairment loss on long-term investment securities                           --             --             --          4,478
     Gain on disposal of short-term investment securities                        (33)          (243)          (650)        (1,334)
     Gain on disposal of long-term investment securities                          --            (70)           (37)          (229)
     Gain on valuation of investments using the equity method                     --             --             --           (517)
     Gain on disposal of property and equipment                                 (226)          (974)           (15)           (29)
     Gain on foreign currency translation                                       (217)          (190)           (51)       (12,209)
     Gain on forward exchange contract                                            --           (343)          (492)          (678)
     Gain on redemption of debentures                                         (1,550)          (870)            --             --
     Amortization of present value discount                                     (474)        (1,479)          (496)        (1,506)
     Other                                                                       103            499             --            (17)

   Changes in assets and liabilities resulting from operations:
     Increase in trade receivables                                           (12,255)       (34,211)       (22,549)       (71,192)
     Decrease (Increase) in accounts receivable-other                             --          2,697           (529)           238
     Increase in accrued income                                                 (273)        (1,281)        (1,282)        (3,168)
     Decrease (Increase) in prepaid expenses                                  (3,000)        (1,192)         3,837         13,009
     Decrease (Increase) in prepaid income tax                                  (374)         1,894           (870)         2,750
     Increase in advanced payments                                            (1,294)        (1,459)          (183)       (12,249)
     Increase in inventories                                                  (5,341)       (27,479)       (11,222)       (45,924)
     Decrease in other current assets                                             --             --             --          5,905
     Decrease in long-term prepaid expenses                                      274            823            939          6,686
     Increase (Decrease) in trade payables                                     2,498        (31,897)         8,863        (27,308)
     Increase (Decrease) in other accounts payable                               563        (32,537)       (33,811)      (139,308)
     Increase in accrued expenses                                              4,282          5,573         10,167          7,716
     Increase in withholdings                                                  3,518          7,671          4,969          8,473
     Increase in other current liabilities                                     1,558            645          1,628          5,212
     Increase (Decrease) in long-term advances received                         (293)          (896)           568          2,422
     Increase (Decrease) in long-term deposits received                        1,134            595           (538)        (2,102)
     Decrease in payments to National Pension                                     33            110             11             50
     Payments of severance indemnities                                        (2,493)        (8,992)          (692)        (2,714)
     Write-off of trade receivables                                             (390)          (608)            --             --
                                                                            --------      ---------      ---------      ---------
   Net cash flows provided by (used in) operating activities                 122,794        193,164         48,795        (40,450)
                                                                            --------      ---------      ---------      ---------

                                                                                       Korean Won
                                                                --------------------------------------------------------
                                                                            2003                 2002 (Not reviewed)
                                                                --------------------------    --------------------------
                                                                Three-month     Nine-month    Three-month     Nine-month
                                                                -----------     ----------    -----------     ----------
                                                                                     (In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:

     Disposal of short-term investment securities                W   2,666      W  30,963      W  40,650      W  71,456
     Collection of short-term financial instruments                 24,220        214,473         45,800        309,100
     Collection of long-term financial instruments                      --             --             --         41,666
     Redemption of short-term loans                                  2,021          4,664            293            836
     Redemption of long-term loans                                     202          1,226            943          2,072
     Disposal of long-term investment securities                         2             75          1,037          1,665
     Refund of key-money deposits                                    1,694         19,385          1,317          9,766
     Proceeds from disposal of property and equipment                2,026          6,728            490          1,658
     Acquisition of short-term financial instruments               (26,600)      (198,750)       (54,767)      (357,967)
     Purchase of short-term investment securities                   (2,260)       (16,395)       (30,000)       (70,004)
     Extension of short-term loans                                    (149)          (518)          (167)          (459)
     Acquisition of long-term financial instruments                     --             (2)            --            (82)
     Extension of long-term loans                                   (1,295)        (2,788)          (801)        (2,006)
     Payment of key-money deposits                                  (1,423)        (2,024)        (1,470)        (5,734)
     Acquisition of property and equipment                         (52,673)      (153,849)       (90,357)      (225,777)
     Acquisition of intangibles                                     (3,387)       (11,091)        (3,067)       (15,301)
                                                                 ---------      ---------      ---------      ---------
   Net cash flows used in investing activities                     (54,956)      (107,903)       (90,099)      (239,111)
                                                                 ---------      ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                           120,000        245,000             --         25,000
     Proceeds from long-term debt                                       --         73,000             --         37,180
     Proceed from issuance of debentures                                --        261,013             --        412,767
     Proceeds from ABL                                                  --             --             --        200,000
     Proceeds from issuance of common stock                             --             --             --         35,693
     Repayment of short-term borrowings                                 --             --             --        (55,000)
     Repayment of long-term debt and debentures                   (194,927)      (765,577)       (45,125)      (308,475)
     Repayment of ABL                                              (25,811)       (77,155)       (25,642)       (52,603)
     Refund of long-term advances received                         (31,081)       (91,185)       (16,675)       (72,534)
                                                                 ---------      ---------      ---------      ---------
   Net cash flows provided by (used in) financing activities      (131,819)      (354,904)       (87,442)       222,028
                                                                 ---------      ---------      ---------      ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                          (63,981)      (269,643)      (128,746)       (57,533)
                                                                 ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS, BEGINNING OF
   PERIOD                                                           72,849        278,511        345,750        274,537
                                                                 ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         W   8,868      W   8,868      W 217,004      W 217,004
                                                                 =========      =========      =========      =========

                                                                               Translation into U.S. Dollars (Note 2)
                                                                    -----------------------------------------------------------
                                                                                2003                    2002 (Not reviewed)
                                                                    ---------------------------     ---------------------------
                                                                    Three-month      Nine-month     Three-month      Nine-month
                                                                    -----------      ----------     -----------      ----------
                                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                 $   4,996       $ (53,611)      $ (22,476)      $ (93,786)
                                                                     ---------       ---------       ---------       ---------
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Stock compensation expense                                            299             896             359           1,077
     Depreciation and amortization                                      94,805         272,912          84,737         248,709
     Provision for severance indemnities                                 1,843           6,919           1,948           6,926
     Provision for doubtful accounts                                     4,568          13,131           2,372           7,073
     Amortization of discount on debentures                              3,150          12,352           3,170           8,554
     Recognition of long-term accrued interest                           1,058           5,365           2,332           5,397
     Employee fringe benefits                                              158             470             195           1,667
     Loss on foreign currency translation                                   11              11           2,844             181
     Loss on disposal of short-term investment securities                   25           1,686             280              --
     Loss on valuation of trading securities                               154             154           2,433           1,963
     Loss on disposal of property and equipment                             82             862             655           2,493
     Loss on redemption of debentures                                       --             268              --           3,708
     Loss on valuation of investments using the equity method            7,355          13,718             468              --
     Impairment loss on short-term investment securities                   643             800              --              --
     Impairment loss on long-term investment securities                     --              --              --           3,893
     Gain on disposal of short-term investment securities                  (29)           (211)           (565)         (1,160)
     Gain on disposal of long-term investment securities                    --             (61)            (32)           (199)
     Gain on valuation of investments using the equity method               --              --              --            (449)
     Gain on disposal of property and equipment                           (196)           (847)            (13)            (25)
     Gain on foreign currency translation                                 (189)           (165)            (45)        (10,615)
     Gain on forward exchange contract                                      --            (298)           (428)           (589)
     Gain on redemption of debentures                                   (1,348)           (756)             --              --
     Amortization of present value discount                               (412)         (1,286)           (431)         (1,309)
     Other                                                                  91             433              --             (15)

   Changes in assets and liabilities resulting from operations:
     Increase in trade receivables                                     (10,655)        (29,744)        (19,604)        (61,895)
     Decrease (Increase) in accounts receivable-other                       --           2,345            (460)            207
     Increase in accrued income                                           (237)         (1,114)         (1,114)         (2,754)
     Decrease (Increase) in prepaid expenses                            (2,608)         (1,036)          3,336          11,310
     Decrease (Increase) in prepaid income tax                            (325)          1,647            (756)          2,391
     Increase in advanced payments                                      (1,125)         (1,268)           (159)        (10,649)
     Increase in inventories                                            (4,644)        (23,891)         (9,757)        (39,927)
     Decrease in other current assets                                       --              --              --           5,134
     Decrease in long-term prepaid expenses                                238             716             816           5,813
     Increase (Decrease) in trade payables                               2,172         (27,732)          7,706         (23,742)
     Increase (Decrease) in other accounts payable                         489         (28,288)        (29,396)       (121,116)
     Increase in accrued expenses                                        3,723           4,845           8,839           6,708
     Increase in withholdings                                            3,059           6,669           4,320           7,367
     Increase in other current liabilities                               1,354             561           1,415           4,530
     Increase (Decrease) in long-term advances received                   (255)           (779)            494           2,106
     Increase (Decrease) in long-term deposits received                    986             517            (468)         (1,828)
     Decrease in payments to National Pension                               29              96              10              43
     Payments of severance indemnities                                  (2,167)         (7,818)           (602)         (2,360)
     Write-off of trade receivables                                       (339)           (529)             --              --
                                                                     ---------       ---------       ---------       ---------
   Net cash flows provided by (used in) operating activities           106,759         167,939          42,423         (35,168)
                                                                     ---------       ---------       ---------       ---------

                                                                               Translation into U.S. Dollars (Note 2)
                                                                 -----------------------------------------------------------
                                                                             2003                    2002 (Not reviewed)
                                                                 ---------------------------     ---------------------------
                                                                 Three-month      Nine-month     Three-month      Nine-month
                                                                 -----------      ----------     -----------      ----------
                                                                                        (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

     Disposal of short-term investment securities                 $   2,318       $  26,920       $  35,342       $  62,125
     Collection of short-term financial instruments                  21,057         186,466          39,819         268,736
     Collection of long-term financial instruments                       --              --              --          36,225
     Redemption of short-term loans                                   1,757           4,055             255             727
     Redemption of long-term loans                                      176           1,066             820           1,801
     Disposal of long-term investment securities                          2              65             902           1,448
     Refund of key-money deposits                                     1,473          16,854           1,145           8,491
     Proceeds from disposal of property and equipment                 1,761           5,849             426           1,441
     Acquisition of short-term financial instruments                (23,126)       (172,796)        (47,615)       (311,222)
     Purchase of short-term investment securities                    (1,965)        (14,254)        (26,083)        (60,862)
     Extension of short-term loans                                     (130)           (450)           (145)           (399)
     Acquisition of long-term financial instruments                      --              (2)             --             (71)
     Extension of long-term loans                                    (1,126)         (2,424)           (696)         (1,744)
     Payment of key-money deposits                                   (1,237)         (1,760)         (1,278)         (4,985)
     Acquisition of property and equipment                          (45,795)       (133,758)        (78,558)       (196,294)
     Acquisition of intangibles                                      (2,945)         (9,643)         (2,667)        (13,303)
                                                                  ---------       ---------       ---------       ---------

   Net cash flows used in investing activities                      (47,780)        (93,812)        (78,333)       (207,886)
                                                                  ---------       ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                            104,330         213,006              --          21,735
     Proceeds from long-term debt                                        --          63,467              --          32,325
     Proceed from issuance of debentures                                 --         226,928              --         358,865
     Proceeds from ABL                                                   --              --              --         173,883
     Proceeds from issuance of common stock                              --              --              --          31,032
     Repayment of short-term borrowings                                  --              --              --         (47,818)
     Repayment of long-term debt and debentures                    (169,472)       (665,603)        (39,232)       (268,192)
     Repayment of ABL                                               (22,440)        (67,080)        (22,294)        (45,734)
     Refund of long-term advances received                          (27,023)        (79,276)        (14,498)        (63,062)
                                                                  ---------       ---------       ---------       ---------

   Net cash flows provided by (used in) financing activities       (114,605)       (308,558)        (76,024)        193,034
                                                                  ---------       ---------       ---------       ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS                           (55,626)       (234,431)       (111,934)        (50,020)
                                                                  ---------       ---------       ---------       ---------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       63,336         242,141         300,600         238,686
                                                                  ---------       ---------       ---------       ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                          $   7,710       $   7,710       $ 188,666       $ 188,666
                                                                  =========       =========       =========       =========

     4-1) Supplemental Disclosures of cash flow information

                                                                                       Korean Won
                                                                  ---------------------------------------------------
                                                                             2003               2002 (Not reviewed)
                                                                  ------------------------   ------------------------
                                                                  Three-month   Nine-month   Three-month   Nine-month
                                                                  -----------   ----------   -----------   ----------
                                                                                     (In millions)
NON-CASH TRANSACTIONS:
   Transfer of long-term loans to current portion                  W 10,691     W 13,415     W  1,015     W  6,282

   Transfer of inventories to property and equipment                 12,182       35,895       14,830       49,569

   Transfer of construction-in-progress to intangibles                   --           --           --       16,311

   Transfer of debentures to current portion                        160,938      271,518      144,655      618,405

   Transfer of long-term debt to current portion                     28,637       64,691       17,831       47,764
   Transfer of long-term obligation under capital leases to
     current portion                                                 18,658       69,533        9,654       31,160

   Transfer of ABL to current portion                                    --       25,902           --           --

   Transfer of long-term advances received to current portion            --       32,510       56,892      246,576
   Recognition of loss on valuation of long-term investment
     securities as capital adjustments                                  612        3,151        2,525        9,544
   Transfer of provision for severance indemnities to
     construction-in-progress                                            --          752           --           --

   Transfer of depreciation to construction-in-progress                  --          281           --           --
   Acquisition of property and equipment by capital lease
     obligation                                                      12,368       95,575           --           --
   Transfer of long-term investment securities to investment
     securities using the equity method                              17,425       17,425           --           --

   Increase of subordinate loan accompanied by increase in ABL           --           --           --        7,000


                                                                         Translation into U.S. Dollars (Note 2)
                                                                  -----------------------------------------------------
                                                                             2003                 2002 (Not reviewed)
                                                                  -------------------------    ------------------------
                                                                  Three-month    Nine-month    Three-month   Nine-month
                                                                  -----------    ----------    -----------   ----------
                                                                                       (In thousands)
NON-CASH TRANSACTIONS:
   Transfer of long-term loans to current portion                   $  9,295      $ 11,663      $    882      $  5,462

   Transfer of inventories to property and equipment                  10,591        31,208        12,893        43,096

   Transfer of construction-in-progress to intangibles                    --            --            --        14,181

   Transfer of debentures to current portion                         139,922       236,062       125,765       537,650

   Transfer of long-term debt to current portion                      24,897        56,243        15,503        41,527
   Transfer of long-term obligation under capital leases to
     current portion                                                  16,222        60,453         8,393        27,091

   Transfer of ABL to current portion                                     --        22,520            --            --

   Transfer of long-term advances received to current portion             --        28,265        49,463       214,377
   Recognition of loss on valuation of long-term investment
     securities as capital adjustments                                   532         2,740         2,195            --
   Transfer of provision for severance indemnities to
     construction-in-progress                                             --           654            --            --

   Transfer of depreciation to construction-in-progress                   --           244            --            --
   Acquisition of property and equipment by capital lease
     obligation                                                       10,753        83,094            --            --
   Transfer of long-term investment securities to investment
     securities using the equity method                               15,150        15,150            --            --

   Increase of subordinate loan accompanied by increase in ABL            --            --            --         6,086

     5)   Notes to Financial Statements

We have reviewed the accompanying non-consolidated balance sheet of Hanaro Telecom, Inc. (the "Company") as of September 30, 2003, and the related non-consolidated statements of operations for the three-month and nine-month periods ended September 30, 2003 and for the nine-month period ended September 30, 2002, and the related non-consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2003, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

The accompanying non-consolidated statement of operations for the three-month period ended September 30, 2002 and non-consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2002, which are presented for comparative purposes, were not audited nor reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

We conducted our review in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea (Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2002 which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

1.  GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

On December 12, 2002, the Company received a license to provide domestic long distance calls and international calls from the MIC.

The Company's headquarters is located in Seoch-Gu, Seoul and has 10 domestic branches. The Company has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Dreamline Corporation.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     A.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,150.20 to US $1.00 at September 30, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

     B.   Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Investments in Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

     C.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

     D.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

     E.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

     F.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                     Amount
                                    --------
     Beginning of period            W 16,416
     Provision                        15,103
     Write-offs                         (593)
                                    --------
     End of period                  W 30,926
                                    ========

     G.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

     H. Investment Securities Other than those Accounted for Using the Equity Method

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2)  Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)  Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                         Estimated useful lives
                                                         ----------------------
     Buildings, building facilities and structures              50 years
     Machinery                                                   8 years
     Vehicles and other                                        5~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. The amount of capitalized interest for nine-month period ended September 30, 2002 was W2,939 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                               Estimated Useful Lives
                                               ----------------------
     Goodwill                                           5 years
     Intellectual proprietary rights                 5-20 years
     Cable line usage rights                           20 years
     Land rights                                       20 years
     Development costs                                   1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W22,737 million as of September 30, 2003.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea.

The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W174 million as of September 30, 2003 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the nine-month period ended September 30, 2003 are as follows (won in millions):

                             Amount
                           ---------
     Beginning of period   W  22,341
     Severance payments       (8,988)
                           ---------
                              13,353
     Provision                 9,384
                           ---------
     End of period         W  22,737
                           =========


Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,150.20 to US $1.00 at September 30, 2003.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 21).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 19).

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and nine-month periods ended September 30, 2003 were 279,323 thousand shares and for the three-month and nine-month periods ended September 30, 2002 were 279,323 thousand shares and 274,697 thousand shares, respectively.

Net income (loss) for common stock for the three-month and nine-month periods ended September 30, 2003 and 2002 are computed as follows (won in millions):

                                                  2003                           2002
                                       --------------------------   ---------------------------
                                                                     Three-month
                                       Three-month     Nine-month   (Not reviewed)   Nine-month
                                       -----------     ----------   --------------   ----------
Net income (loss)                       W   5,746      W (61,663)     W (25,852)     W (107,873)
Dividend for preferred stock                   --             --             --              --
                                        ---------      ---------      ---------      ----------
Net income (loss) for common stock      W   5,746      W (61,663)     W (25,852)     W (107,873)
                                        =========      =========      =========      ==========


Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.


3.  CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of September 30, 2003 are as follows (won in millions):

                                           Interest rate
                                       per annum (%) in 2003            Amount
                                       ---------------------            -------
Cash on hand                                    --                      W     3
Passbook accounts                              0.1                          799
Time deposits                                  3.3                        3,500
Money market fund                            4.2~4.5                      3,227
Money market deposit account                   1.8                          187
Commercial paper                               3.3                        1,152
                                                                        -------
                                                                        W 8,868
                                                                        =======

4.   SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of September 30, 2003 are as follows (won in millions):

                                             Interest rate
                                             per annum (%)       Amount
                                             -------------      ---------
Time deposits                                  3.35 ~ 4.4       W 109,000
Repurchase agreements                           3.9 ~ 4.3           7,000
                                                                ---------
                                                                W 116,000
                                                                =========

Long-term financial instruments as of September 30, 2003 are as follows (won in millions):

                                               Interest rate
                                           per annum (%) in 2003          Amount
                                           ---------------------          ------
Deposits for checking accounts                       --                   W    7


5.   RESTRICTED DEPOSITS:

As of September 30, 2003, the following deposits are subject to withdrawal restriction for guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions).

                                                 Amount
                                               ----------
     Short-term financial instruments          W  116,000
     Long-term financial instruments                    7
                                               ----------
                                               W  116,007
                                               ==========

6.   SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of September 30, 2003 are as follows (won in millions):

                                          Amount
                              ------------------------------
                              Acquisition cost    Book value
                              ----------------    ----------
Trading securities:
    MMF                            W 2,265          W 2,088

Held-to-maturity securities:
    CBO                              1,720              164
                                   -------          -------
                                   W 3,985          W 2,252
                                   =======          =======

7.  LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of September 30, 2003 consist of the following (won in millions):

                                                               Ownership
                                                            percentage (%)            Amount
                                                            --------------          ----------
Available-for-sale securities:
   Listed equity securities:
     LG Telecom, Ltd.                                           0.37                 W   3,884
     IMRI Co., Ltd.                                             0.63                        26
     Netsecure Technology, Inc.                                 2.35                       150
     C.C.S., Inc.                                               7.22                     2,162
                                                                                    ----------
                                                                                         6,222
                                                                                    ----------

   Investments in affiliates (unlisted equity securities):
     Hanaro Telecom & Internet Information, Inc.                99.99                    1,900
     Hanaro Telecom Asia, Inc.                                 100.00                       23
     Others                                                                                500
                                                                                    ----------
                                                                                         2,423
                                                                                    ----------

                                                               Ownership
                                                            percentage (%)            Amount
                                                            --------------          ----------
   Other non-listed equity securities:
     Korea Information Assurance, Inc.                           0.47               W      100
     Media Valley, Inc.                                         13.14                      256
     CCR Inc.                                                    2.08                    1,780
     Dauinternet, Inc.                                           0.71                    1,100
     Others                                                                              3,751
                                                                                    ----------
                                                                                         6,987
                                                                                    ----------
   Investments in funds:
     Engineering Benevolent Association                          0.03                       14
     KDBC Hanaro Interventure Fund                              31.00                    3,100
                                                                                    ----------
                                                                                         3,114
                                                                                    ----------
                                                                                        18,746
                                                                                    ----------
Held-to-maturity securities:
   Investments in funds:
     Hana Dream Limited Co.                                      5.00                        1
     Hanafos Securitization Specialty Co., Ltd.                  2.00                       --
                                                                                    ----------
                                                                                             1
                                                                                    ----------
   Debt securities:
     Hanafos Securitization Specialty Co., Ltd.                                          9,000
     Best Pool Securitization Specialty Co., Ltd.                                          150
     New KB STAR Guarantee ABS Specialty Co., Ltd.                                       1,120
                                                                                    ----------
                                                                                        10,270
                                                                                    ----------
                                                                                        10,271
                                                                                    ----------
                                                                                    W   29,017
                                                                                    ==========


(2) Listed equity securities as of September 30, 2003 are as follows (won in millions):

                                                  Amount
                                      ------------------------------
                                      Acquisition cost    Fair value
                                      ----------------    ----------
           LG Telecom Co., Ltd.           W  5,396        W  3,884
           IMRI Co., Ltd.                      800              26
           Netsecure Technology, Inc.        1,399             150
           C.C.S., Inc.                      4,740           2,162
                                          --------        --------
                                          W 12,335        W  6,222
                                          ========        ========

(3) Investments in affiliates as of September 30, 2003 are as follows (won in millions):

                                                       Amount
                                -------------------------------------------------
                                Acquisition cost    Net asset value    Book value
                                ----------------    ---------------    ----------
Hanaro Telephone & Internet
  Information, Inc.                 W  1,900           W  1,044         W  1,900
M-commerce Co., Ltd.                   4,585                 --               --
Hanaro Telecom America, Inc.              23                538               23
Others                                 1,940                509              500
                                    --------           --------         --------
                                    W  8,448           W  2,091         W  2,423
                                    ========           ========         ========


In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end.

(4) Other non-listed equity securities as of September 30, 2003 are as follows (won in millions):

                                                       Amount
                                -------------------------------------------------
                                Acquisition cost    Net asset value    Book value
                                ----------------    ---------------    ----------
Korea Information Assurance Inc.    W    100           W     82         W    100
Media Valley Inc.                        900                433              256
CCR Inc.                               1,780                503            1,780
Dauinternet, Inc.                      1,100                 23            1,100
Others                                 6,609              1,940            3,751
                                    --------           --------         --------
                                    W 10,489           W  2,981         W  6,987
                                    ========           ========         ========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5)  Debt securities as of September 30, 2003 are as follows (won in millions):

                                                             Amount
                                                   ----------------------------
                                                   Acquisition cost  Book value
                                                   ----------------  ----------
Subordinate debt investments:
  Hanafos Securitization Specialty Co., Ltd.            W  9,000      W  9,000
  Best Pool Securitization Specialty Co., Ltd.               450      W    150
  New KB STAR Guarantee ABS Specialty Co., Ltd.            1,120         1,120
                                                        --------      --------
                                                        W 10,570      W 10,271
                                                        ========      ========

8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of September 30, 2003 are as follows (won in millions):

                                              Ownership
                                            Percentage (%)      Book value
                                            --------------      ----------
Dreamline Co.                                   32.18            W 32,299
Hanaro Web (n) TV                               90.91               9,449
Hanaro Realty Development &
Management Co., Ltd.                            99.99               3,196
                                                                 --------
                                                                 W 44,944
                                                                 ========

(2) Gain (loss) on valuation of equity securities for the three-month and nine-month periods ended September 30, 2003 is as follows (won in millions):

                                                                                Gain (Loss)
                               Acquisition    Net asset    Beginning    --------------------------
                                  cost          value      of period    Three-month     Nine-month     Book value
                               -----------    ----------   ---------    -----------     ----------     ----------
Dreamline Co.                   W 39,530      W 55,605      W 40,796      W   (481)      W  (8,497)     W 32,299
Hanaro Web (n) TV                 17,309         5,662            --        (7,976)         (7,976)        9,449
Hanaro Realty Development &
   Management Co., Ltd.            2,500         3,195            --            (3)            695         3,196
                               ---------      --------      --------     ---------       ---------      --------
                                W 59,339      W 64,462      W 40,796      W (8,460)      W (15,778)     W 44,944
                                ========      ========      ========      ========       =========      ========


(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month and nine-month periods ended September 30, 2003 are as follows (won in millions):

                                                                    Recognition
                                                            ---------------------------
                                   Beginning of period      Three-month      Nine-month     End of period
                                   -------------------      -----------      ----------     -------------
     Dreamline Co.                     W (26,844)            W     961       W   3,539        W (23,305)
     Hanaro Web (n) TV                    15,149               (11,362)        (11,362)           3,787
                                       ---------             ---------       ---------        ---------
                                       W (11,695)            W (10,401)      W  (7,823)       W (19,518)
                                       =========             =========       =========        =========

9.   LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of September 30, 2003 are as follows (won in millions):

                                                                    Amount
                                            Interest per   ------------------------
                                              annum (%)    Short-term     Long-term
                                            ------------   ----------     ---------

Loans to employees for share ownership            --        W  9,597      W  4,983
Loans to employees for housing                   2.0           1,378         8,127
Other                                             --             111           557
   Less: discount on present value                              (585)       (2,266)
                                                            --------      --------
                                                            W 10,501      W 11,401
                                                            ========      ========

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                                                  Amount
                                    -----------------------------------------------------------------
                                    Beginning of
                                       period            Increase         Decrease      End of period
                                    ------------        ----------        ---------     -------------
Land                                W   154,879         W      341        W      70      W   155,150
Buildings                               250,999             49,593              163          300,429
Structures                                  192                 --               --              192
Machinery                             3,061,887            291,854            7,901        3,345,840
Vehicles                                    545                 --              201              344
Other                                    40,492              1,543              563           41,472
Construction in progress                 83,932             53,605          109,767           27,770
Machinery in transit                        460                 69              468               61
                                    -----------         ----------        ---------      -----------
                                      3,593,386            397,005          119,133        3,871,258
                                    -----------         ----------        ---------      -----------

Less: Accumulated depreciation
    Buildings                            16,022              4,844                9           20,857
    Structures                               12                  3               --               15
    Machinery                           862,974            301,052            1,772        1,162,254
    Vehicles                                249                 41              127              163
    Other                                18,600              4,531              242           22,889
                                    -----------         ----------        ---------      -----------
                                        897,857            310,471            2,150        1,206,178
                                    -----------         ----------        ---------      -----------
                                    W 2,695,529                                          W 2,665,080
                                    ===========                                          ===========

Depreciable assets are insured for fire and other casualty losses up to W1,615,427 million as of September 30, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W139,643 million as of September 30, 2003.

11. INTANGIBLES:

(1) Changes in intangibles for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                         Beginning of period     Acquisition      Amortization     End of period
                                         -------------------     -----------      ------------     -------------
     Goodwill                                 W    682            W     --           W   319         W    363
     Intellectual proprietary rights                16                  --                 6               10
     Cable line usage rights                    39,746               7,822             1,779           45,789
     Development costs                             999               3,270             1,904            2,365
     Land rights                                    70                  --                 3               67
                                              --------            --------           -------         --------
                                              W 41,513            W 11,092           W 4,011         W 48,594
                                              ========            ========           =======         ========


(2) W7,344 million of ordinary research and development costs were charged to expense as incurred for the nine-month period ended September 30, 2003.


12. LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

                                  Underground
          Year            Facilities and Leased lines     Automobiles     Total
          ----            ---------------------------     -----------   ---------
     2003.10~2004.9                W  20,482               W    701     W  21,183
     2004.10~2005.9                   16,145                    629        16,774
     2005.10~2006.9                   15,857                    343        16,200
                                   ---------               --------     ---------
                                   W  52,484               W  1,673     W  54,157
                                   =========               ========     =========


(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of September 30, 2003, the acquisition cost of machinery and equipment under capital leases was W 191,303 million and depreciation expense related to the these capital leases for the nine-month period ended September 30, 2003 amounts to W14,077 million.

The future annual payments under these capital lease agreements as of September 30, 2003 are as follows (won in millions and dollar in thousands):

                                         Principal                                     Interest
                        --------------------------------------------     ---------------------------------------       Total
          Year          Korean won     US dollars     Won equivalent     Korean won   US dollars   Won equivalent   lease payment
          ----          ----------     ----------      -------------     ----------   ----------   --------------   -------------
    2003.10~2004.9       W  59,664       $  3,611         W 4,154         W  6,736      $  210       W    242         W  70,796
    2004.10~2005.9          44,060            333             383            2,682          10             11            47,136
    2005.10~2006.9          15,431              -               -              552          --             --            15,983
    2006.10~2007.9           1,288              -               -               45          --             --             1,333
                         ---------       --------         -------         --------      ------       --------         ---------
                         W 120,443       $  3,944           4,537         W 10,015      $  220            253         W 135,248
                         =========       ========                         ========      ======                        =========
                                                          120,443                                      10,015
                                                          -------                                    --------
                                                          124,980                                    W 10,268
                                                                                                     ========
                         Less: Current portion            (63,818)
                                                          --------
                                                          W61,162
                                                          ========

13. SHORT-TERM BORROWINGS:

Short-term borrowings as of September 30, 2003 are as follows (won in millions):

                                    Interest rate per annum (%)       Amount
                                    ---------------------------     ---------
General loans                               6.80 ~ 7.40             W  55,000
Issuance of commercial paper                5.43 ~ 5.50               220,000
                                                                    ---------
                                                                    W 275,000
                                                                    =========

14.  LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of September 30, 2003 is as follows (won in millions):

                                        Interest rate per annum (%)     Amount
                                        ---------------------------   ----------
     Information promotion fund                  4.28~7.25            W  194,617
     General loans                               6.99~7.60                55,000
     Less: Current portion                                               (71,955)
                                                                      ----------
                                                                      W  177,662
                                                                      ==========


(2)  Debentures as of September 30, 2003 are as follows (won in millions):

                 Interest rate per annum (%)       Due           Amount
                 ---------------------------    ---------       ---------
        2nd                  6.25               2000~2005         142,887
        15th                 7.84               2001~2004          15,000
       17-1st                6.00               2002~2004          60,000
       17-2nd                6.00               2002~2004          40,000
       19-1st                6.00               2002~2004          80,000
       19-2nd                6.00               2002~2005          20,000
        20th                 6.70               2002~2005         100,000
        21st                 6.00               2002~2005         170,000
        23rd                 6.00               2003~2006         190,000
        24th                 8.59               2003~2005          16,000
        25th                 8.90               2003~2008          65,000
                                                                ---------
                                                                  898,887
      Less: Current portion                                      (276,324)
                Discount on present value                         (16,776)
                                                                ---------
                                                                W 605,787
                                                                =========

(3) On September 2, 2003, the Company early repaid bonds with stock warrants ("18th debenture") and recorded W870 million of gain on early redemption of debt. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

As of September 30, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bond with stock warrant).

(4) The Company early repaid W20,000 million of 1st debenture and recorded W308 million of loss on early redemption of debt.

(5) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of June 30, 2003 is as follows (won in millions and dollar in thousands):

       Year               Debentures         Long-term debt        Total
 -----------------        ----------         --------------     -----------
 2003.10 ~ 2004.9          W 276,324            W  71,955       W   348,279
 2004.10 ~ 2005.9            217,875              100,046           317,921
 2005.10 ~ 2006.9            376,250               53,573           429,823
 2006.10 ~ 2007.9             16,250               18,542            34,792
 2007.10 ~ 2008.9             12,188                5,501            17,689
                           ---------            ---------       -----------
                           W 898,887            W 249,617       W 1,148,504
                           =========            =========       ===========

(6) A substantial portion of property and equipment is pledged as collateral for various borrowings up to W720,776 million as of September 30, 2003.

(7) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, 21st and 23 rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year.


15. ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31,
2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of advances received (current) as of September 30, 2003 amounts to W64,297 million, and W1,919 million and W7,815 million were recorded as loss on disposal of trade receivables for the three-month and nine-month periods ended September 30, 2003, respectively.


16. ASSET BACKED LOANS (ABL)

On April 18, 2002, the Company transferred the beneficiary certificates of W207,000 million for the trust amount of W226,800 million issued by Kookmin
Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain amount of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans
(ABL) amounting to W207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference amount between the trade receivables and the reduced long-term debt as interest expense on ABL. The balance of current portion of ABL as of September 30, 2003 amounts to W51,608 million, and W1,589 million and W6,545 million were recorded as interest expense on ABL for the three-month and nine-month periods ended September 30, 2003, respectively.

17.  DERIVATIVES:

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture, which is Floating Rate Note ("FRN"), on April 16, 2002, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates for the FRN. In relation to the valuation of this swap contract, the Company recorded W4,785 million of valuation loss as a capital adjustment as of September 30, 2003.

(2)  Forward Exchange Contract

On July 3, 2002, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded W343 million of gain on forward exchange transaction due to the expiration of forward exchange contract for the nine-month period ended September 30, 2003.

18. SHAREHOLDERS' EQUITY:

(1)  Capital Stock

The Company has authorized 480,328,800 shares of W5,000 par value, of which 279,322,680 shares have been issued as of September 30, 2003.

(2) The changes in shareholders' equity for the nine-month period ended September 30, 2003 are as follows (won in millions):

                                                                              Amount
                                  -----------------------------------------------------------------------------------------------
                                                                 Paid-in capital
                                    Number of        Common        in excess of                       Capital
                                     shares           stock         par value        Deficits       adjustments         Total
                                  ------------     -----------     ------------     -----------     -----------      ------------
Beginning of period                279,322,680     W 1,396,613     W    692,815     W  (709,237)     W   (5,521)     W  1,374,670
Net loss                                    --              --               --         (61,663)            -             (61,663)
Loss on valuation of interest
  swap                                      --              --               --              --             847               847
Loss on valuation of                                                                                                       (2,017)
  available-for-sale securities             --              --               --              --          (2,017)
Gain on investment securities
  using the equity method                   --              --               --              --             116               116
Stock options                               --              --               --              --           1,031             1,031
                                   -----------     -----------     ------------     -----------      ----------      ------------
End of period                      279,322,680     W 1,396,613     W    692,815     W  (770,900)     W   (5,544)     W  1,312,984
                                   ===========     ===========     ============     ===========      ==========      ============

19.   STOCK OPTION PLAN:

The Company entered into stock option agreements with the ex-chief executive officer, senior managers and employees of the Company. The details of the stock options granted as of September 30, 2003 are as follows (won in millions):

                                         Number of        Exercise
  Grant date           Employee            shares        price/share          Methods              Exercise period
---------------    ------------------    -----------    --------------   ------------------    ---------------------
  1999.3.1        Ex-CEO                   50,000        W   5,630      New stock issue         2002.3. 1~2007.2.28
  1999.10.1       Senior managers         120,000           19,910      New stock issue         2002.10.1~2007.9.30
  2000.3.17       Senior managers
                   & employees           1,551,153           17,750      New stock issue        2003.3.18~2008.3.17

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month and nine-month periods ended September 30, 2003 are W344 million and W1,031 million, respectively.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary income (loss), net income (loss), ordinary income
(loss) per share and net income (loss) per share would have been reduced as follows for the three-month and nine-month periods ended September 30, 2003 and 2002 (won in millions, except per share amount):

                                                          2003                             2002
                                            ----------------------------     ------------------------------
                                                                              Three-month
                                            Three-month       Nine-month     (Not reviewed)      Nine-month
                                            -----------      -----------     --------------     -----------
     Ordinary income (loss)                   W  5,356        W  (63,018)      W  (26,426)      W (109,594)
     Net income (loss)                        W  5,356        W  (63,018)      W  (26,426)      W (109,594)

     Ordinary income (loss) per share         W     19        W     (226)      W      (95)      W     (399)
     Net income (loss) per share              W     19        W     (226)      W      (95)      W     (399)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.


20.  OPERATING EXPENSES:

Operating expenses for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows (won in millions):

                                                                    2003                            2002
                                                         --------------------------     ---------------------------
                                                                                         Three-month
                                                         Three-month     Nine-month     (Not reviewed)   Nine-month
                                                         -----------     ----------     --------------   ----------
     Salaries and wages                                  W   15,247      W   45,727      W   13,751      W   44,524
     Provision for severance indemnities                      2,120           7,958           1,874           6,703
     Employee benefits                                        3,412          10,890           3,488          11,934
     Rent                                                     1,456          12,978           4,349          10,140
     Depreciation and amortization                          109,045         313,903          97,425         286,025
     Advertising                                              3,727          18,096           7,451          24,943
     Ordinary research and development cost                   1,356           4,073           1,031           2,879
     Bad debt                                                 5,254          15,103           2,728           5,236
     Telecommunication equipment lease expenses              40,803         124,445          37,927         113,126
     Utilities                                                5,484          14,218           4,986          12,261
     Maintenance                                             13,665          40,138          14,588          40,709
     Selling expenses                                           176           6,320           9,068          25,597
     Sales commissions                                       40,554         158,776          55,897         178,534
     Interconnection charges                                 33,675          99,219          24,477          68,259
     Commissions                                             26,078          78,581          25,429          68,155
     Outsourcing services                                     1,248           3,207             856           2,358
     Other                                                    7,090          18,648           7,020          17,742
                                                         ----------      ----------      ----------      ----------
                                                         W  310,390      W  972,280      W  312,345      W  919,125
                                                         ==========      ==========      ==========      ==========

21. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2003 and 2002. For the nine-month periods ended September 30, 2003 and 2002, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of September 30, 2003 and 2002 are as follows (won in millions):

                                                                       2003              2002
                                                                    ----------       -----------
Accrued severance indemnities                                       W   17,210       W    12,251
Valuation loss on trading securities                                       177             6,790
Impairment loss on investment securities                                11,048             7,826
Present value discount                                                   3,256             4,456
Long-term interest payables                                                  -             6,208
Bad debt expense                                                        28,339             9,383
Accrued income                                                          (6,264)           (6,305)
Loss (Gain) on investment securities using the equity method            14,511              (517)
Others                                                                     178              (683)
                                                                    ----------       -----------
                                                                        68,455            39,409
Statutory tax rate (%)                                                    29.7              29.7
                                                                    ----------       -----------
Deferred income tax assets                                          W   20,331       W    11,704
                                                                    ==========       ===========

As of September 30, 2003 and 2002, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

22. RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month and nine-month periods ended September 30, 2003 and 2002, and account balances with subsidiaries as of September 30, 2003 are as follows (won in millions):

2003                                    Three-month           Nine-month          Account balances
----                               --------------------   --------------------  ---------------------
                                                                                Key-money   Accounts
                                     Revenue  Expenses     Revenue   Expenses    deposits   payable
                                   ---------  ---------   ---------  ---------  ---------  ----------
Hanaro Realty Development &
  Management Co., Ltd.             W      13  W   4,731   W      52  W  15,250  W   1,411  W    1,550
Hanaro Telephone & Internet
  Information, Inc.                        3      6,785          12     23,582          -       2,352
Hanaro Web (N) TV                          8        756          88      2,616        188           -
Dreamline Corporation                    749      2,915       2,733      7,154      1,400         351
Hanaro Telecom America, Inc.               -      1,822           -      6,093          -       1,148
Hanaro Dream Inc.                      1,585      3,343       4,959     14,165      1,289       4,375
                                   ---------  ---------   ---------  ---------  ---------  ----------
                                   W   2,358  W  20,352   W   7,844  W  68,860  W   4,288  W    9,776
                                   =========  =========   =========  =========  =========  ==========


2002                                         Three-month                Nine-month
----                                   ------------------------   ------------------------
                                            (Not reviewed)
                                        Revenue       Expenses     Revenue       Expenses
                                       ----------    ----------   ----------    ----------
Hanaro Realty Development &
  Management Co., Ltd.                 W        5    W    3,448   W       46    W    9,815
Hanaro Telephone & Internet
  Information, Inc.                             2         5,987            8        22,231
Hanaro Technologies, Inc.                       3         1,780           11         9,562
Hanaro Web (N) TV                              11         1,421           47         4,587
Dreamline Corporation                         697         1,268        1,861         1,862
Hanaro Telecom America, Inc.                    -         3,039            -         8,615
Hanaro Dream Inc.                           1,184         6,403        3,284        13,950
                                       ----------    ----------   ----------    ----------
                                       W    1,902    W   23,346   W    5,257    W   70,622
                                       ==========    ==========   ==========    ==========

23. COMMITMENTS AND CONTINGENCIES:

(1) As of September 30, 2003, the Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Capital Corp. in connection with its borrowings, installment purchase of ADSL modems and lease agreements.

(2) As of September 30, 2003, the Company has been provided US$500 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(3) As of September 30, 2003, the Company has overdraft agreements with Hanmi Bank with a maximum line of credit of W10,000 million.

24. SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the different products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiver coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month and nine-month periods ended September 30, 2003 is as follows
(won in millions):

                                                                       Broadband
           Three-month                   Voice        Leased Line       Service         Others          Total
           -----------               ------------    -------------   -------------    ----------     ------------
Revenue                              W     64,350    W       9,500   W     250,923    W   27,849     W    352,622
Operating income (loss)                     7,635            5,006          41,705       (12,114)          42,232
Tangible and intangible assets            584,789           17,437       1,826,037       285,411        2,713,674
Depreciation and amortization              12,406            1,109          84,448        11,082          109,045

           Nine-month
           ----------
Revenue                              W    184,901    W      28,143   W     734,559    W   78,568     W  1,026,171
Operating income (loss)                   (11,584)           7,421          91,265       (33,211)          53,891
Tangible and intangible assets            584,789           17,437       1,826,037       285,411        2,713,674
Depreciation and amortization              45,031            4,852         232,713        31,307          313,903

Segment information for the three-month and nine-month periods ended September 30, 2002 is as follows
(won in millions):


                                                                       Broadband
   Three-month (Not reviewed)             Voice        Leased Line       Service         Others          Total
   --------------------------             -----        -----------     ---------         ------          -----
Revenue                               W    55,724    W       5,577    W    235,547    W   29,133     W    325,981
Operating income (loss)                    14,125           (7,441)          1,957         4,995           13,636
Tangible and intangible assets            162,057           15,555       2,412,036       162,320        2,751,968
Depreciation and amortization               2,521            6,523          74,258        14,123           97,425

           Nine-month
           ----------
Revenue                               W   153,873    W      20,324    W    659,433    W   71,421     W    905,051
Operating loss                              7,022            1,502           1,699         3,851           14,074
Tangible and intangible assets            162,057           15,555       2,412,036       162,320        2,751,968
Depreciation and amortization              35,519            7,327         220,481        22,698          286,025

25. SUBSEQUENT EVENT AFTER BALANCE SHEET DATE:

The Company made a resolution to raise additional capital of 182,812,500 shares at W3,200 per share (W585,000 million) through the Board of Directors' meeting on September 26, 2003 and the temporary shareholders' meeting on October 21, 2003.

5. Financials by service

                                                                                                       (Unit KRW thousand)
                                                       3Q 2003                   2002                          2001
                                                       -------                   ----                          ----
Local telephony
1. Revenues                                          184,901,037              210,921,008                   114,670,662
   External                                          184,901,037              210,921,008                   114,670,662
   Internal                                                   --                       --                            --
   Sub total                                         184,901,037              210,921,008                   114,670,662
2. Operating Profit                                  -11,584,295             - 12,822,325                  - 24,985,729
3. Assets                                            584,789,089              161,177,827                   295,534,048
   (Depreciation costs)                              (45,031,326)             (46,969,497)                  (35,023,705)
Leased Line
1. Revenues                                           28,143,397               27,829,401                    17,729,862
   External                                           28,143,397               27,829,401                    17,729,862
   Internal                                                   --                       --                            --
   Sub total                                          28,143,397               27,829,401                    17,729,862
2. Operating Profit                                    7,421,006                - 665,026                   - 4,557,525
3. Assets                                             17,437,479               15,470,556                   105,084,218
   (Depreciation costs)                               (4,854,918)              (9,962,017)                  (11,095,921)
Broadband
1. Revenues                                          734,558,896              911,766,709                   641,543,955
   External                                          734,558,896              911,766,709                   641,543,955
   Internal                                                   --                       --                            --
   Sub total                                         734,558,896              911,766,709                   641,543,955
2. Operating Profit                                   91,264,900               22,571,034                 - 117,744,858
3. Assets                                          1,826,037,082            2,398,953,347                 2,197,995,884
   (Depreciation costs)                             (232,712,884)            (297,313,607)                 (263,508,590)
   Others
1. Revenues                                           78,567,644              103,342,173                    51,504,129
2. Operating profit                                  -33,211,065              - 3,003,415                  - 17,900,130
3. Assets                                            285,410,752              161,440,234                   135,870,468

IV. OPINION OF INDEPENDENT AUDITORS

     1.   Opinion of Independent Auditors

     A)   Auditors

            3Q 2003                  1H 2002                  2002                      2001
            -------                  -------                  ----                      ----
   Deloitte Touche Tohmatsu      Arthur Anderson      Deloitte Touche Tohmatsu      Arthur Anderson

     B)   Summary of Review Process

          1. We conducted our review in accordance with standards for review of quarterly financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of quarterly financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     1)   Auditor's Opinion

  Year                            Summarizing of Auditor's Opinion
  ----                            --------------------------------
3Q 2003        Based on our review, we are not aware of any material
               modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea

3Q 2002 Based on our reviews, we are not aware of any material modifications that should be made to the accompanying non-consolidated financial statements for them to be in conformity with standards for preparing interim financial statements in the Republic of Korea.

  2002 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea

  2001 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

2)   Summary of Particular Situations

 Year                             Particular Situations
 ----                             ---------------------
3Q 2003        o    Accounting principles, auditing standards and their
                    application in practice vary among countries. The
                    accompanying financial statements are not intended to
                    present the financial position, results of operations and
                    cash flows in accordance with accounting principles and
                    practices generally accepted in countries other than the
                    Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial
                    statements may differ from those generally accepted and
                    applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those
                    knowledgeable about Korean accounting procedures, auditing standards and their application.


 3Q 2002       o    Accounting principles and review standards and their
                    application in practice vary among countries. The
                    accompanying financial statements are not intended to
                    present the financial position and results of operations in accordance with accounting principles and practices
                    generally accepted in countries other than the Republic of
                    Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements
                    may differ from those generally accepted and applied in
                    other countries. Accordingly, this report and the
                    accompanying financial statements are for use by those
                    knowledgeable about Korean accounting procedures and review standards and their application in practice.

   2002        o    Accounting principles and auditing standards and their
                    application in practice vary among countries. The
                    accompanying financial statements are not intended to
                    present the financial position, results of operations and
                    cash flows in accordance with accounting principles and
                    practices generally accepted in countries other than the
                    Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial
                    statements may differ from those generally accepted and
                    applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those
                    knowledgeable about Korean accounting procedures and
                    auditing standards and their application in practice.

   2001        o    Accounting principles, auditing standards and their
                    application in practice vary among countries. The
                    accompanying financial statements are not intended to
                    present the financial position, results of operations and
                    cash flows in accordance with accounting principles and
                    practices generally accepted in countries other than the
                    Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial
                    statements may differ from those generally accepted and
                    applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those
                    knowledgeable about Korean accounting procedures, auditing standards and their application

2.   Auditing Fees

     1)   Auditing fees to external auditors for the past 3 years

  Year                       Auditor                       Auditing Fee (KRW)     Total Hours of Service
  ----                       -------                       ------------------     ----------------------
 3Q 2003        Anjin Co (Deloitte Touche Tohmatsu)           186,000,000                  120
  2002          Anjin Co (Deloitte Touche Tohmatsu)           200,000,000                  184
  2001              Anjin Co (Arthur Andersen)                205,000,000                  160
  2000              Anjin Co (Arthur Andersen)                110,000,000                  120

     2)   Contracts with auditors for services other than auditing

   Fiscal         Date of
    Year         Contract              Description                     Term         Fee (KRW)
   ------        --------    -------------------------------------    -------       ----------
   3Q 2003       Jan. 1      Due-diligence                            3 weeks       65,000,000
   ------        --------    -------------------------------------    -------       ----------
                 Aug. 12     Financial plan to be submitted to        7 weeks       70,000,000
                             the government
    2002         --------    -------------------------------------    -------       ----------
                 Oct. 28     Modeling and evaluation of customer      8 weeks       90,000,000
                             centers
   ------        --------    -------------------------------------    -------       ----------
                 Mar. 2      Auditing customer centers                3 weeks       85,000,000
                 --------    -------------------------------------    -------       ----------
    2001         Oct. 24     Auditing commission payment structure     3 days        1,000,000
                 --------    -------------------------------------    -------       ----------
                 Nov. 18     Corporate restructuring                  6 weeks       60,100,000
   ------        --------    -------------------------------------    -------       ----------
                 Jan. 12     Financial due diligence on Chungbook      1 week        4,000,000
                             Broadcasting
                 --------    -------------------------------------    -------       ----------
                 Feb. 1      Financial due diligence on Kwangju       2 weeks       15,000,000
                             CATV
    2000         --------    -------------------------------------    -------       ----------
                 Feb. 1      Compensation and evaluation for          7 weeks       75,000,000
                             customer center
                 --------    -------------------------------------    -------       ----------
                 Jun. 21     Commission structure for marketing       8 weeks       60,000,000
                             channel
   ------        --------    -------------------------------------    -------       ----------

      V.  GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES



             [GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES CHART]






     (As of September 16, 2003)                      .(As of September 30, 2003)

     The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies. There has been no significant change to the

     Company's shareholding structure. However, upon the successful completion of foreign investment deal that the Company proposed at the October 21 Extraordinary Shareholders' Meeting, there may be a change to the structure. As of September 30, 2003, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd., Hanaro Telecom America Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., Cispol Indonesia, and NAWANET Co., Ltd. Effective July 24, 2003, KDMC is no longer the Company's affiliated company.

1.   Governance Structure

     (1)  Board of Directors ("BOD")

          1)   Constitution of BOD

          (a)  Authority of BOD

               - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

               -    Matters for which Board Resolutions are required;

                    o Annual business plans, budgets, and settlement of accounts;

                    o Call for a general meeting of shareholders and the agenda therefore;

                    o Enactment, amendment or repeal of important internal regulations;

                    o Establishment, removal or closing of branch or other offices of the Company;

                    o Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                    o    Election or removal of the Representative Director.

                    o    Issuance of new shares;

                    o    Acquisition or disposal of material assets;

                    o Institution of any important suit or settlement by compromise;

                    o Allowing directors to carry on any business in competition with the Company;

                    o Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                    o Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                    o    Any other important matters.

          (b) As of November 14, 2003, Hanaro Telecom had 3 directors nominated by our shareholders holding more than 5% of our common shares (Dacom, Samsung Electronics and SK Telecom) and 7 outside directors. Of the 7 outside directors, Sung Kyu Park, Yong Hwan Kim, Woong Hae Lee, Sun Woo Kim, and Sa Hyun Suh were recommended by the Outside Director Nomination Committee, and Hang Ku Park and Shin Bae Kim by the Board of Directors. (Shin Bae Kim was originally nominated by SK Telecom as a non-standing director, and later as an outside director by the Board of Directors for his eligibility to be an outside director.) At the Company's annual general meeting of shareholders held on March 38, 2003, Young Woo Nam, Sung Kyu Park, Yong Hwan Kim, and Woong He Lee were reappointed, Sa Hyun Suh and Sun Woo Kim were newly appointed, and Yun Sik Shin resigned due to termination of the term. Also, Mr. Chang-Bun Yoon was unanimously elected as the Company's new Chief Executive Officer/ Representative Director by the Board of Director immediately after the Company's Extraordinary Shareholders' Meeting held on August 5, 2003. In Haeng Lee and Jin Duck Kim resigned along with 6 other outside directors including Sung Kyu Park, Sun Woo Kim, Yong Hwan Kim, Hang Ku Park, Sa Hyun Suh, and Woong Hae Lee. At the Company's October 21 extraordinary shareholders' meeting, Wilfried Kaffenberger and David Yeung were appointed as non-standing directors, and Paul Chen, Byung Moo Park, and Kyung-Joon Choi as outside directors. Sung Kyu Park and Sun Woo Kim were reappointed as outside directors. Such resignation and appointment of directors shall become effective upon the closing of the foreign investment deal tentatively scheduled for November 20, 2003.

          (c)  Status of Independent Outside Directors (as of November 14, 2003)

                    Name                          Experience
                    ----                          ----------
               Sung Kyou Park     The former Chairman and CEO of Daewoo Communications
               Yong Hwan Kim      A member of the Korean Bar and the New York State Bar.
               Wung Hae Lee       Vice President, Sungto Accounting Corporation
               Hang-Gu Bahk       President, Hyundai Syscomm
               Shin Bae Kim       Executive VP, Strategy Planning, SK Telecom
               Sun Woo Kim        Standing Director, Okedongmu Children in Korea
               Sa Hyeon Seo       Director, Korea Information Technology Research Institute

               * Resignation of the 6 resigned director (Sung Kyu Park, Sun Woo Kim, Yong Hwan Kim, Hang Ku Park, Sa Hyun Suh, and Woong Hae Lee) and appointment of the 3 newly appointed outside directors (Paul Chen, Byung Moo Park, and Kyung-Joon Choi) and of the 2 reappointed directors (Sung Kyu Park and Sun Woo Kim) shall become effective upon the closing of the foreign investment deal tentatively scheduled for November 20, 2003.

          (d)  Descriptions on Management Liabilities Insurance

               - Insured: the Company and 56 directors and officers including non-standing directors and independent directors

               - Insurance company: LG Insurance Co., Ltd., Tongyang Insurance Co., Ltd., SDA Fire Insurance Co., Ltd.

               -    Period: Jan. 1, 2003 - Dec. 31, 2003

               -    Premium: KRW254.3 million (paid by the Company)

               - Insured Amount: KRW 5 billion (per each occurrence and for the whole year)

               -    Indemnity Ratio: 90%

     2)   Operation of BOD

         (a)   Provisions of Operation of BOD

               - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

               -    Acting President & CEO in the absence of President & CEO

               -    Election of standing directors

               -    Convening of Board of Directors

               -    Resolutions of Board of Directors

               -    Matters for which Board resolutions are required

         (b)   Convening of BOD and attendance of independent outside directors

                                                                                                   Number of
                                                                                                  independent
                                                                                                    outside
                                                                                Approved/          directors
                 Date                       Important Agenda                    Rejected            attended
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval of 2001 Business Report
                             o  Approval of Financial Statements
                                for 2001
                             o  Approval of Statements of
                                Disposition of Deficits
                             o  Approval of 2003 Business Plan               Items 1-4 and
                             o  Approval of broadband business               Items 7-8
                2/6/2003        transfer                                     approved.          3 out of 5
                             o  Approval of partial transfer of              Items 5-6 not
                                trusteeship on Trustee Agreement for         reviewed.
                                ABS issue
                             o  Appointment of member of outside
                                director nomination committee
                             o  Approval to amend remuneration
                                policy for directors
               ----------    -------------------------------------------     ---------------    -----------------
               2/17/2003     o  Approval for corporate bond issue            Approved           5 out of 5
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval to call for and to
                                present agenda for the 6th
                                shareholder's meeting
                             o  Approval of maximum amount for
               2/25/2003        transactions with the largest                Approved           5 out of 5
                                shareholders and related parties
                             o  Cancellation of Stock Purchase
                                Option Rights grant
               ----------    -------------------------------------------     ---------------    -----------------
                             o  To appoint the chairman of BOD
                                members
                             o  To appoint the chairman                      Items 1, 3, and
               3/28/2003     o  To elect members of internal audit           4 approved         6 out of 7
                                committee                                    Item 2 not
                             o  Approval of amendment to policy              reviewed
                                for operation of BOD
               ----------    -------------------------------------------     ---------------    -----------------

                                                                                                   Number of
                                                                                                  independent
                                                                                                    outside
                                                                                Approved/          directors
                 Date                       Important Agenda                    Rejected            attended
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval of amendment to policy
                                for operation of BOD
                             o  Approval of enactment of policy
                                for operation of Management Committee
                             o  Approval of establishment of                 Items 1, 4, and
                                Management Committee                         5 approved
                             o  Approval of enactment of policy              Item 2, 3, and
                                for operation of Executive Committee         8 approved
               4/11/2003     o  Approval of establishment and                after revised      7 out of 7
                                operation of Executive Committee             Item 6 not
                             o  Approval to call an extraordinary            reviewed
                                shareholders meeting                         Item 7 partly
                             o  Approval of treatment of former              approved
                                Representative Director and Chairman
                             o  Approval of monetary reward at
                                retirement
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval of amendment to policy
                                for operation of BOD
                             o  Approval of enforcement of the
                                Code of Ethics
                             o  Approval of amendment to policy
                5/9/2003        for operation of the Audit Committee         Approved           7 out of 7
                             o  Approval to call an extraordinary
                                shareholders meeting
                             o  Approval of maximum amount of bond
                                issue for 2Q03
               ----------    -------------------------------------------     ---------------    -----------------
               5/20/2003     o  Approval for 24th corporate bond             Approved
                                issue in private placement
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval for foreign investment
                                inducement & the signing of Investment       Items 4 ~ 6
                                Agreement                                    approved.
                             o  Approval of new rights issue                 Items 1, 2, and
                             o  Appointment of members of Outside            3 not
                                Director Nomination Committee                presented.
               5/30/2003     o  Approval of amendment of operating           Item 6 added
                                regulations for the Board of Directors       onto the agenda    5 out of 7
                             o  Appointment of temporary Chairman            upon an on-spot
                                of the Board of Directors                    agreement made
                             o  Appointment of a standing advisor            among the
                                of the Company                               directors.
               ----------    -------------------------------------------     ---------------    -----------------
               5/30/2003     o  Approval for 25th corporate bond             Approved           5 out of 7
                                issue in private placement
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval for foreign investment
                                inducement & the signing of Investment
                                Agreement
                             o  Approval of new rights issue
               6/24/2003     o  Approval to form and call for                Approved on        6 out of 7
                                Outside Director Nomination Committee        July 3, 2003
                                meeting
                             o  To confirm the extraordinary
                                shareholders meeting to be called for
               ----------    -------------------------------------------     ---------------    -----------------

                                                                                                   Number of
                                                                                                  independent
                                                                                                    outside
                                                                                Approved/          directors
                 Date                       Important Agenda                    Rejected            attended
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval for foreign investment
                                inducement & the signing of Investment
                                Agreement
                             o  Approval of new rights issue                 Item 1 not
                             o  Approval to form and call for                approved.
                7/3/2003        Outside Director Nomination Committee        Items 2 ~ 5        6 out of 7
                   (1st         meeting                                      approved on
                 resumed     o  To confirm an extraordinary                  July 8, 2003.
                 meeting)       shareholders' meeting to be called for
                             o  Appointment of a Chair for an
                                extraordinary shareholders' meeting
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval of new rights issue
                             o  Approval to form and call for
                                Outside Director Nomination Committee        Items 2, 4, and
                7/8/2003        meeting                                      5 approved.
                  (2nd       o  To confirm an extraordinary                  Item 3 not         5 out of 7
                 resumed        shareholders' meeting to be called for       presented.
                 meeting)    o  Appointment of a Chair for an
                                extraordinary shareholders' meeting
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval for abolition of
               7/14/2003        Management Committee and amendment of        Approved           4 out of 7
                                the Company's rules & regulation
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval for exercise of voting
               7/23/2003        right for capital decrease in Dreamline      Approved           5 out of 7
                                Co.
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Appointment of President & CEO
                             o  Approval for amendment of                    Item 1 approved.
                8/5/2003        operating regulations of the Board of        Item 2 not         6 out of 7
                                Directors                                    presented.
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval of execution plans for
                                the proposed foreign investment
                             o  Approval to call an extraordinary            Item 1 approved.
               8/19/2003        shareholders meeting                         Items 2 and 3      6 out of 7
                             o  Approval for convertible bond                not presented.
                                issuance
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval to sign the Investment
                                Agreement
                             o  Approval for new share issuance
                                (foreign investment)
                             o  Approval for new share issuance
                                (LG Corporation)
               8/29/2003     o  Approval to call an extraordinary            Approved as        6 out of 7
                                shareholders meeting                         proposed
                             o  Approval to work on acquisition of
                                Thrunet
                             o  Approval to delegate voting right
                                in relation to the stabilization of the
                                management of Dreamline's business
               ----------    -------------------------------------------     ---------------    -----------------
               9/26/2003     o  Approval to form Outside Director            Approved as        5 out of 7
                                Nomination Committee and call a meeting      proposed
               ----------    -------------------------------------------     ---------------    -----------------
                             o  Approval to confirm an
               9/26/2003        extraordinary shareholders meeting to        Approved as        5 out of 7
                                be called                                    proposed
               ----------    -------------------------------------------     ---------------    -----------------

     (2)  Auditing System

          1)   Organization of Auditing System

          (a)  Constitution of Audit Committee ("AC")

               - Relevant articles for establishing an AC: Article 37-2 of the Company's Articles of Incorporation

               -    Formed on March 17, 2000.

               -    Responsibilities pursuant to the Company's charters on AC

                    o    Auditing of accounting and operation

                    o    Inspection of the Company's assets and operation

                    o    Inspection of reports to the Company's shareholders

                    o    Report to BOD about illegal action by the directors

                    o    Review External Auditor's Audit Report

                    o Call for convening extraordinary meetings of shareholders

          (b)  Organization of AC

               -    Required members: Minimum of three persons (currently
                    4 members)

               -    Eligibility: Independent directors only

               -    Election of AC member: by a resolution of BOD

               -    Election of AC Chairman: by a majority vote of AC

          (c)  Access to the management information

               - Any member of the AC has a right to attend BOD meetings and request for additional information

               - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

     2)   Member of Audit Committee

               Name                  Position                           Experience
               ----                  --------                           ----------
          Yong Hwan Kim     Outside Director/Member of       A member of the Korean Bar and the
                            Audit Committee                  New York State Bar.
          Sung Kyou Park    Outside Director and Chairman    Member of Telecommunications
                            of Audit Committee               Association
          Wung Hae Lee      Outside Director/Member of       Vice President of KPMG
                            Audit Committee
          Sun Woo Kim       Outside Director/Member of       Standing director, Okedongmu Children
                            Audit Committee                  in Korea

          * Resignation of the 6 resigned director (Sung Kyu Park, Sun Woo Kim, Yong Hwan Kim, Hang Ku Park, Sa Hyun Suh, and Woong Hae Lee) and appointment of the 3 newly appointed outside directors (Paul Chen, Byung Moo Park, and Kyung-Joon Choi) and of the 2 reappointed directors (Sung Kyu Park and Sun Woo Kim) shall become effective upon the closing of the foreign investment deal tentatively scheduled for November 20, 2003.


     3)   Convening Audit Committee

                                                                               Approved/
                  Date                      Agenda                             Rejected             Remarks
               ----------    -------------------------------------------     ---------------    -----------------
               2/21/2003     o   To approve the proposed 6th
                                 Audited Financial Statements
                             o   To review and approve the
                                 periodic audit report (1Q03) of
                                 Hanaro T&I                                  Approved
                             o   To review and approve the
                                 evaluation report of internal
                                 accounting management system for
                                 2H2002
               ----------    -------------------------------------------     ---------------    -----------------
               3/28/2003     o   To appoint the Chairman of                  Approved
                                 AC
               ----------    -------------------------------------------     ---------------    -----------------
                             o   To approve a report on a
                                 special audit of Hanaro Realty
                                 Development & Management Co.,               Item 1 was
                                 Ltd. For 2Q03                               approved as
                             o   To approve a report on a                    proposed
               7/11/2003         special audit of a billing error            whereas items
                                 incurred from intelligence                  1 and 2 were
                                 network service                             decided to be
                             o   To approve a report on a                    discussed
                                 special audit of IDC Dynamic UPS            later.
                                 power failure
               ----------    -------------------------------------------     ---------------    -----------------

     (3)  Descriptions on exercising voting rights at the shareholders' meeting

          1)   Collective voting: N/A

          2)   Electronic voting: N/A

     (4) Executive compensation for directors (including independent directors) and members of Audit Committee

          1) Maximum payment to directors, independent directors and members of Audit Committee must be decided by resolution at shareholders' meeting

               -    Total amount paid to date: KRW 436.1 million

               -    Approved amount for FY 2003: KRW 2,500 million

          2)   Stock options granted to directors

               -    See "Stock Options"


2.   Status of Affiliated Companies and Other Companies

     (1)  Investments in the affiliated companies and other companies

               See "Investment in affiliated & other companies"

(2)  Summary financial statements of affiliated companies

     Name: Dreamline Co., Ltd.

                                                         (Unit: millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                              58,236      80,989      75,588
        Quick assets                             58,236      80,989      75,588
        Inventories                                  --          --          --
                                                -------     -------     -------
     NON-CURRENT ASSETS                         505,437     507,660     510,391
        Investment assets                        75,123      88,495      99,308
        Property and equipment                  429,285     417,521     406,629
        Intangible assets                         1,029       1,644       4,454
        Deferred charges                             --          --          --
     TOTAL ASSETS                               563,673     588,649     585,979
                                                -------     -------     -------
     Current Liabilities                        270,896     125,029     118,243
     Non-current Liabilities                     82,534     247,749     227,477
     TOTAL LIABILITIES                          353,430     372,778     345,720
                                                -------     -------     -------
     Capital Stock                              118,125     118,125     118,125
     Capital Surplus                            179,662     179,662     179,662
        Capital reserves                        179,662     179,662     179,662
        Assets revaluation reserves                  --          --          --
     Retained Earnings                          (87,541)    (81,912)    (57,527)
     Capital Adjustments                             (3)         (3)         --
     TOTAL SHAREHOLDERS' EQUITY                 210,243     215,872     240,260
                                                -------     -------     -------

     Net Sales                                  153,391     139,740      82,390
                                                -------     -------     -------
     Operating Income                            14,912       6,224     (44,975)
                                                -------     -------     -------
     Ordinary Income                             (5,628)    (19,534)    (49,648)
                                                -------     -------     -------
     Net Income                                  (5,628)    (20,087)    (49,648)
                                                -------     -------     -------

     Name: Hanaro Realty Development & Management Co.

                                                         (Unit: millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                               2,625       2,207       2,055
        Quick assets                              2,608       2,146       2,024
        Inventories                                  17          61          31
                                                -------     -------     -------
     NON-CURRENT ASSETS                           4,401       4,394       4,480
        Investment assets                            95          70          72
        Property and equipment                    4,306       4,324       4,408
        Intangible assets                            --          --          --
        Deferred charges                             --          --          --
     TOTAL ASSETS                                 7,026       6,601       6,535
                                                -------     -------     -------
     Current Liabilities                          1,709       1,306       1,349
     Non-current Liabilities                      2,401       2,570       2,585
     TOTAL LIABILITIES                            4,110       3,876       3,934
                                                -------     -------     -------
     Capital Stock                                2,500       2,500       2,500
     Capital Surplus                                 --          --          --
        Capital reserves                             --          --          --
        Assets revaluation reserves                  --          --          --
     Retained Earnings                              416         227         111
     Capital Adjustments                             --          --         (10)
     TOTAL SHAREHOLDERS' EQUITY                   2,916       2,727       2,601
                                                -------     -------     -------

     Net Sales                                   15,809      15,027      10,531
                                                -------     -------     -------
     Operating Income                               212         125         (43)
                                                -------     -------     -------
     Ordinary Income                                263         176          44
                                                -------     -------     -------
     Net Income                                     189         124          44
                                                -------     -------     -------

     Name: Hanaro T&I Inc.

                                                             (Unit: KRW million)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                               4,501       2,108       1,562
        Quick assets                              4,501       2,108       1,562
        Inventories                                  --          --          --
                                                -------     -------     -------
     NON-CURRENT ASSETS                             429         305         341
        Investment assets                             2           1          --
        Property and equipment                      420         293         307
        Intangible assets                             7          11          34
        Deferred charges                             --          --          --
     TOTAL ASSETS                                 4,930       2,413       1,903
                                                -------     -------     -------
     Current Liabilities                          2,439       1,013         898
     Non-current Liabilities                        895         518         158
     TOTAL LIABILITIES                            3,334       1,531       1,056
                                                -------     -------     -------
     Capital Stock                                1,900         900         900
     Capital Surplus                                 37          --          --
        Capital reserves                             37          --          --
        Assets revaluation reserves                  --          --          --
     Retained Earnings                             (340)        (17)        (53)
     Capital Adjustments                             --          --          --
     TOTAL SHAREHOLDERS' EQUITY                   1,597         883         847
                                                -------     -------     -------

     Net Sales                                   26,728      12,551      10,350
                                                -------     -------     -------
     Operating Income                              (479)          3         (45)
                                                -------     -------     -------
     Ordinary Income                               (323)         46           1
                                                -------     -------     -------
     Net Income                                    (323)         36          --
                                                -------     -------     -------

     Name: Hanaro Web(n)TV Co., Ltd.

                                                      (Unit: in millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                               2,243       2,254       2,550
        Quick assets                              2,243       2,254       2,550
        Inventories                                  --          --          --
                                                -------     -------     -------
     NON-CURRENT ASSETS                           4,555       4,080       3,662
        Investment assets                           951         426         117
        Property and equipment                    3,595       3,642       3,545
        Intangible assets                             9          12          --
        Deferred charges                             --          --          --
     TOTAL ASSETS                                 6,798       6,334       6,212
                                                -------     -------     -------
     Current Liabilities                            777       1,497       1,976
     Non-current Liabilities                        367         609         622
     TOTAL LIABILITIES                            1,144       2,106       2,598
                                                -------     -------     -------
     Capital Stock                                6,050       5,500       5,500
     Capital Surplus                                 --          --          --
        Capital reserves                             --          --          --
        Assets revaluation reserves                  --          --          --
     Retained Earnings                             (395)     (1,274)     (1,886)
     Capital Adjustments                             --          --          --
     TOTAL SHAREHOLDERS' EQUITY                   5,655       4,226       3,614
                                                -------     -------     -------

     Net Sales                                   10,200       8,039       6,395
     Operating Income                             1,048         226       1,215
     Ordinary Income                              1,153         339       1,198
     Net Income                                     878         423       1,198

     Name: Hanaro Telecom America Co., Ltd.

                                                                     (Unit: US$)

             Description                         2002        2001        2000
     ------------------------------           ---------   ---------   ---------
     CURRENT ASSETS                           1,657,389     536,906     257,820
        Quick assets                          1,657,389     536,609     257,820
        Inventories                                  --          --          --
                                              ---------   ---------   ---------
     NON-CURRENT ASSETS                           8,499       9,166      10,000
        Investment assets                            --          --          --
        Property and equipment                       --          --      10,000
        Intangible assets                         8,499       9,166          --
        Deferred charges                             --          --          --
     TOTAL ASSETS                             1,665,888     546,072     267,820
                                              ---------   ---------   ---------
     Current Liabilities                      1,315,325     452,276     243,914
     Non-current Liabilities                         --          --          --
     TOTAL LIABILITIES                        1,315,325     452,276     243,914
                                              ---------   ---------   ---------
     Capital Stock                               20,000      20,000      20,000
     Capital Surplus                                 --          --          --
        Capital reserves                             --          --          --
        Assets revaluation reserves                  --          --          --
     Retained Earnings                          330,563      73,796       3,906
     Capital Adjustments                             --          --          --
     TOTAL SHAREHOLDERS' EQUITY                 350,563      93,796      23,906
                                              ---------   ---------   ---------

     Net Sales                                9,168,615   3,639,754     397,348
     Operating Income                           329,239     109,927       5,160
     Ordinary Income                            329,239     109,927       3,906
     Net Income                                 248,951      69,927       3,906

     Name: M-Commerce

                                                      (Unit: in millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                                 639         842       1,056
        Quick assets                                476         514         317
        Inventories                                 163         328         739
                                                -------     -------     -------
     NON-CURRENT ASSETS                           3,341       5,487       5,886
        Investment assets                            15         873         873
        Property and equipment                      949       1,673       2,101
        Intangible assets                         2,377       2,941       2,912
        Deferred charges                             --          --          --
     TOTAL ASSETS                                 3,980       6,329       6,942
                                                -------     -------     -------
     Current Liabilities                          7,202       7,411       3,968
     Non-current Liabilities                        560         568          --
     TOTAL LIABILITIES                            7,762       7,978       3,968
                                                -------     -------     -------
     Capital Stock                                   50       7,906       7,100
     Capital Surplus                                 --          --          --
        Capital reserves                             --          --          --
        Assets revaluation reserves                  --          --          --
     Retained Earnings                           (3,723)     (9,445)     (4,028)
     Capital Adjustments                           (110)       (110)        (98)
     TOTAL SHAREHOLDERS' EQUITY                  (3,783)     (1,650)      2,974
                                                -------     -------     -------

     Net Sales                                    1,880       1,522       3,152
     Operating Income                            (1,577)     (4,525)     (4,001)
     Ordinary Income                             (2,345)     (5,495)     (4,028)
     Net Income                                  (2,345)     (5,495)     (4,028)

     Name: Hanaro 800 Co., Ltd.

                                                      (Unit: in millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                                   1          34         102
        Quick assets                                  1          34         102
        Inventories                                  --          --          --
                                                -------     -------     -------
     NON-CURRENT ASSETS                             142         142         181
        Investment assets                            10          10          49
        Property and equipment                       96          96          96
        Intangible assets                            36          36          36
        Deferred charges                             --          --          --
     TOTAL ASSETS                                   143         176         283
                                                -------     -------     -------
     Current Liabilities                             20          11          18
     Non-current Liabilities                         33          33          --
     TOTAL LIABILITIES                               53          44          18
                                                -------     -------     -------
     Capital Stock                                  340         340         340
     Capital Surplus                                350         350         350
        Capital reserves                            350         350         350
        Assets revaluation reserves                  --          --          --
     Retained Earnings                             (600)       (558)       (425)
     Capital Adjustments                             --          --          --
     TOTAL SHAREHOLDERS' EQUITY                      90         132         265
                                                -------     -------     -------

     Net Sales                                        2          32           2
     Operating Income                               (42)       (175)       (412)
     Ordinary Income                                (42)       (157)       (413)
     Net Income                                     (42)       (413)       (413)

     Name: NAWANET Co., Ltd.

                                                      (Unit: in millions of Won)

             Description                          2002        2001        2000
     ------------------------------             --------    --------    --------
     CURRENT ASSETS                                 421         632       1,164
        Quick assets                                421         632       1,164
        Inventories                                  --          --          --
                                                -------     -------     -------
     NON-CURRENT ASSETS                             292         418         542
        Investment assets                            15          15          --
        Property and equipment                       56          73         102
        Intangible assets                           221         330         440
        Deferred charges                             --          --          --
     TOTAL ASSETS                                   713       1,051       1,706
                                                -------     -------     -------
     Current Liabilities                              2          16           5
     Non-current Liabilities                         --          --          --
     TOTAL LIABILITIES                                2          16           5
                                                -------     -------     -------
     Capital Stock                                   47          47          47
     Capital Surplus                              2,023       2,023       2,023
        Capital reserves                          2,023       2,023       2,023
        Assets revaluation reserves                  --          --          --
     Retained Earnings                           (1,359)     (1,036)       (369)
     Capital Adjustments                             --          --          --
     TOTAL SHAREHOLDERS' EQUITY                     711       1,035       1,701
                                                -------     -------     -------

     Net Sales                                       --          25           1
     Operating Income                              (171)       (687)       (419)
     Ordinary Income                               (323)       (666)       (369)
     Net Income                                    (323)       (666)       (369)

     Name: Hanaro Dream Inc..

                                                      (Unit: in millions of Won)

             Description                          2002        2001
     ------------------------------             --------    --------
     CURRENT ASSETS                              16,941       5,019
        Quick assets                             16,939       5,019
        Inventories                                   2          --
                                                -------     -------
     NON-CURRENT ASSETS                           2,188         509
        Investment assets                           556          14
        Property and equipment                    1,215         304
        Intangible assets                           417         191
        Deferred charges                             --          --
     TOTAL ASSETS                                19,129       5,528
                                                -------     -------
     Current Liabilities                         13,684       1,462
     Non-current Liabilities                        290         113
     TOTAL LIABILITIES                           13,974       1,575
                                                -------     -------
     Capital Stock                                4,034       3,882
     Capital Surplus                                 --          --
        Capital reserves                             --          --
        Assets revaluation reserves                  --          --
     Retained Earnings                            1,121          70
     Capital Adjustments                             --          --
     TOTAL SHAREHOLDERS' EQUITY                   5,155       3,952
                                                -------     -------

     Net Sales                                   43,444      10,743
     Operating Income                             1,306         -42
     Ordinary Income                              1,503         103
     Net Income                                   1,051          74

3.   Investments in the affiliated companies (As of September 30, 2003)

     1)   Investment in affiliated companies


                                                               (Unit: share, KRW million)

                                      Number of                 Acquisition
             Description            Shares owned    Ownership       Cost        Remarks
     ---------------------------    ------------    ---------   -----------   ----------
     Hanaro Realty Development &
        Management Co., Ltd.            499,998        99.9%        3,195     Subsidiary
     Hanaro T&I Inc.*                   379,996        99.9%        1,900     Subsidiary
     Hanaro Web(n)TV Co., Ltd.          550,000        90.9%        9,449     Subsidiary
     Hanaro Telecom America, Inc.         2,000       100.0%           23     Subsidiary
     M-Commerce                           3,029        30.3%           --     Subsidiary
     Dreamline Co., Ltd.              7,601,869        32.2%       32,299     Subsidiary
     NAWANET Co., Ltd.                    9,500        20.0%           --     Subsidiary
     Hanaro 800 Co., Ltd.               200,000        29.4%           --     Subsidiary
     KDMC                               500,000        14.6%          500     Subsidiary
     Webforus Co., Ltd.                      --          --            --     Subsidiary
                                      ---------       -----        ------
           TOTAL                      9,746,392          --        47,366
                                      =========       =====        ======

     ----------
     * Effective July 24, 2003, KDMC is no longer the Company's affiliated company. Due to KDMC's rights issue the Company's position in KDMC decreased to 14.62% as of June 30, 2003.

     2)   Investment in others

                                                         (Unit: in thousands of Won)

                                             Number of     Ownership    Acquisition
                 Description               Shares owned       (%)           Cost
     ----------------------------------    ------------    ---------    -----------
     LG Telecom                              1,035,652        0.37       3,883,695
     Net Security Technology, Inc              264,000        2.35         150,480
     IMRI, Inc.                                 40,000        0.63          26,400
     C.C.S                                     340,000        7.22       2,162,400
     Media Valley, Inc.                        180,000        13.1         255,877
     Korea Information Assurance, Inc.          20,000        0.47         100,000
     Cosmo I&C                                  38,000        10.0         600,000
     Chungnam Cable TV system                   48,000         3.0         600,000
     Doall Infotech Co., Ltd.                   20,160        10.8          83,667
     Neo Media, Inc                            176,000         8.8              --
     CCR                                        89,000        2.08       1,780,000
     Paper Us, Inc                              18,500        9.48         199,800
     Silicon Valley News Inc.                  500,000        4.42              --
     Entertech, Inc.                            17,281        11.8          41,120
     Internet Metrics, Inc.                    150,000         3.0          34,330
     InterVEG, Inc                             200,000        4.61          53,836
     Digital Rank, Inc                          60,000        9.26         300,000
     TYZEM, Inc.                                78,258        3.26         499,990
     Cyworld, Inc.                                  --          --              --
     Dauinternet, Inc.                           8,878        0.71       1,099,986
     IMNet21, Inc                                7,200        1.87              --
     RTVPlus, Inc                               13,400         5.0              --
     KINX, Inc.                                 10,000        6.67          50,000
     CEO Bank, Inc.                              1,200        1.07          30,000
     Cispol Indonesia                            8,454        21.1       1,002,898
     Ilshin Leisure, Inc.                           --          --              --
     Korea IT Venture Investment                51,000        0.79         255,000
     Engineering Benevolent Association            100        0.03          14,143
     KDBC - Hanaro Interventure Fund                31        31.0       3,100,000
     Hanafos (ABS)                                  40         2.0             200
     Hanadream (ABL)                               100         5.0             500
                                             ---------        ----      ----------
           TOTAL                             3,375,254          --      16,324,322
                                             =========        ====      ==========

     ----------

     * KRW 150,551 thousand worth of Best Rule's corporate bonds, KRW9,000 million of HanaFos ABS's corporate bonds and KRW 1,120 million of K-Bista Guarantee corporate bonds are included in Long-Term Investment Securities on the balance sheet.

VI.  INFORMATION REGARDING SHARES AND SHAREHOLDERS

     1.   Ownership Structure

          A)   Detailed Information regarding the Largest Shareholder

                                                          (As of September 16, 2003)

             Description            Type of Stock     Number of Shares     Ownership
     --------------------------     -------------    -----------------     ---------
          Dacom Corporation          Common share        19,754,656          7.07%
           LG Corporation                                11,175,047          4.00%
        LG Telecom Co., Ltd.         Common share         5,397,574          1.93%
           Boomin Savings           Common shares            22,500          0.01%
     LG Investment & Securities     Common shares         6,000,000          2.15%
             Bon Yup Koo            Common shares         1,862,216          0.67%
            Bon Sang Koo            Common shares           278,004          0.10%
             Wan Ku Hur             Common shares           277,624          0.10%
                                                         ----------         ------
                Total               Common shares        44,767,621         16.03%
                                                         ==========         ======

     ----------
     * The Company closed its shareholder register on September 16, 2003 for the October 21 Extraordinary Shareholders' Meeting.
     ** LG Investment & Securities had the Company's shares as its products for sale. LG Investment & Securities made a local filing on October 30, 2003 that it sold the entire shares in the market.
     *** Due to the Company's court filing concerning the voting rights of three shareholders listed above, Bon Yup Koo, Bon Sang Koo, and Wan Ku Hur, the voting rights of the three shareholders named hereto were restricted at the Company's October 21 extraordinary shareholders' meeting.
     **** Upon the completion of the foreign investment deal, the Company's largest shareholder and related parties to the shareholder may change.


     (2)  Major shareholders (with 5% or more shareholding)

                                                          (As of September 16, 2003)

             Description            Type of Stock     Number of Shares     Ownership
     ----------------------------   -------------    -----------------     ---------
     Samsung Electronics Co., Ltd   Common share         23,542,281          8.43%
              SK Telecom            Common share         15,117,710          5.41%
                                                         ----------         ------
                 Total                                   38,695,991         13.84%
                                                         ==========         ======

     ----------
     * The Company closed its shareholder register on September 16, 2003 for the October 21 extraordinary shareholders' meeting.
     ** Upon the completion of the foreign investment deal, the Company's major shareholder with more than 5% may change.

(2)  Ownership by institutions

                                                               (As of September 16, 2003)
                                          # of
                                     Shareholders   Percentage   # of Shares   Percentage
                                     ------------   ----------   -----------   ----------
            Government                       --         0.00%             --       0.00%
           State-Owned                        1         0.00%         70,000       0.03%
         Security Houses                      4         0.00%     18,012,010       6.45%
       Insurance Companies                    2         0.00%     11,497,689       4.12%
         Investment Trust                    --         0.00%             --       0.00%
        *Commercial Banks                    22         0.02%      2,482,525       0.89%
          Merchant Bank                      --         0.00%             --       0.00%
Mutual Savings & Finance Companies            4         0.00%         40,950       0.01%
       **Other Institutions                 548         0.42%     96,936,756      34.70%
           Individuals                  133,151        99.44%    120,636,404      43.19%
            Foreigners                      163         0.12%     29,646,346      10.61%
                                        -------       ------     -----------     ------
              Total                     133,895       100.00%    279,322,680     100.00%
                                        =======       ======     ===========     ======

----------
*    Commercial Banks include financial institutions and credit unions.
**   Other institutions include shareholders with shares deposited at KSD.
*** The Company closed its shareholder registrar on September 16, 2003 for an extraordinary shareholders' meeting.


(4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of September 16, 2003)

                                 # of
                             shareholders    Ownership    # of shares    Ownership
                             ------------    ---------    -----------    ---------
    Minor Shareholder
      (Total)                   133,876        99.990%    172,805,263      61.87%
    Major Shareholder                12         0.010%     44,776,697      16.03%
         Others                       7         0.000%     61,740,720      22.10%
                                -------       -------     -----------     ------
          Total                 133,895       100.000%    279,322,680     100.00%
                                =======       =======     ===========     ======

----------
*    Major Shareholder includes major shareholder and its affiliates.
**   Other institutions include shareholders with shares deposited at KSD.
*** The Company closed its shareholder registrar on September 16, 2003 for Extraordinary Shareholders' Meeting.


2.   Information on shares and share certificates

     1)   Preemptive right

     (a) Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

     (b) If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

     (c) Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

          -- If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

          -- If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

          -- If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

          -- If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

          -- If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

          -- If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.


     (d) Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

     (e) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

     (2)  Fiscal year

          -- The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

     (3)  General shareholders' meeting

          -- The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

     (4)  Closure of shareholders register and setting of record date

          -- The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

          -- The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

          -- The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

          -- The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

     (5)  Class of shares and denomination of share certificates

          -- The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty
               (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

     (6)  Shares register and transfer agent

          --   For domestic : Korea Securities Depositary (Tel: 3774-3000)

          --   For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

     (7)  Public notice

          -- Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.


3.   Stock performance during last six (6) months.

     (1)  Domestic

                                                        (Unit: KRW, thousands of share)

  Description     September     August       July        June        May        April
---------------   ---------   ---------   ---------   ---------   ---------   ---------
           High      4,050       3,530       3,190       3,220       2,980       3,100
KOSDAQ
            Low      3,360       2,660       2,765       2,600       2,340       2,690
Monthly trading
   volume          233,559     151,597     129,761     176,902      87,580     110,316

     (2)  Overseas

                                                                       (Unit: US$, ADR)

  Description     September     August       July        June        May        April
---------------   ---------   ---------   ---------   ---------   ---------   ---------
           High     3.2300      3.0000       3.1000     2.8200      2.3900      2.4000
NASDAQ
            Low      2.800      2.1500       2.1600     2.0600       1.900      2.0200
Monthly trading
   volume          399,702     934,325    2,047,302    112,000      27,400      24,400

VII.   INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

1.         Directors and executive officers

     (1) Directors and Officers

     Name                             Position
     ----                             --------
Chang-Bun Yoon       Representative Director and CEO
In-Haeng Lee         Representative Director and Senior Executive Vice President
Jin-Duck Kim         Executive Vice President
Young-Woo Nam        Non-standing Director
Soonho Hong          Non-standing Director
Shin-Bae Kim         Outside Director
Sung Kyou Park       Outside Director & member of Audit Committee
Hang-Gu Bahk         Outside Director
Yong Hwan Kim        Outside Director & member of Audit Committee
Wung Hae Lee         Outside Director & member of Audit Committee
Sun Woo Kim          Outside Director & member of Audit Committee
Sa Hyeon Seo         Outside Director
Jong-Myung Lee       Senior Executive Vice President
Jin-Ha Kim           Executive Vice President
Hong Yeol Joo        Senior Vice President
Jin-Woong Kho        Senior Vice President
Hyung-Keun Song      Senior Vice President
Young Ho Cho         Senior Vice President
Kyoung Lim Yun       Senior Vice President
Taek Min Kwon        Senior Vice President
Young Wan Cho        Vice President
Matt Ki Lee          Vice President
Gab Seok Oh          Vice President
Hyun Chul Shin       Vice President
Jung Sik Suh         Vice President



Total amount of salaries

for 3Q 2003 :                   KRW 436,063,132

Average salary per director :   KRW 54,507,892

*    The average salary per director is as of September 30, 2003.
** Salaries were paid to only 8 registered directors including resigned directors.
*** The total amount of salaries paid in 3Q 2003 to non-registered directors and officers was KRW897.5 million and the average salary per person was KRW64.1 million.

**** In Haeng Lee sold 8,576 shares of the Company he owned in the market and made an adequate local filing on September 30, 2003.

           (2) Change to registered directors after September 30, 2003
           - 2 standing directors (In Haeng Lee, Jin Duck Kim) and 6 outside directors (Sung Kyu Park, Sun Woo Kim, Yong Hwan Kim, Hang Ku Park, Sa Hyun Suh, and Woong Hae Lee) resigned, and 2 non-standing directors (Wilfried Kaffenberger, David Yeung) and 3 outside directors (Paul Chen, Byung Moo Park, and Kyung-Joon Choi) were newly appointed at the Company's October 21 extraordinary shareholders' meeting. Also, 2 outside directors (Sung Kyu Park and Sun Woo Kim) were reappointed at the meeting. Such resignation and appointment are not reflected to the report hereto since it is conditional upon the completion of the foreign investment deal.

           (3) Officers holding post in subsidiary (as of September 30, 2003)

                                               Subsidiary
                               ------------------------------------------
  Name             Title          Name            Title        Remarks
  ----             -----          ----            -----        -------
Jin-Duck Kim     Executive     Hanaro T&I Inc.   Director    Non-standing
                   Vice
                 President

Note) Jin Duck Kim resigned from his post as a standing director of the Company. However, the resignation shall be effective conditional upon the completion of foreign investment deal.

2.         Employees (As of September 30, 2003)

                                                            (Unit: KRW millions)
Description        Employee    Others(1)   Amount of Total Wages paid in 3Q 2003
-----------        --------    ---------   -------------------------------------
  Male              1,362          46                    43,986
 Female                82          82                     1,833
                    -----         ---                    ------
 Total              1,448         128                    45,818
                    =====         ===                    ======


3.         Labor Union

         Description                   Details                   Remark
         -----------                   -------                   ------

         Eligibility           Senior manager and blow
Number of registered members            1,170             As of November 4, 2003
 Number of standing members               5
         Affiliation              Korea Labor Union
    Date of establishment         February 14, 2002

VIII.   MATERIAL TRANSACTIONS WITH RELATED PARTIES

1.    Transactions with major shareholders

- Conditional upon the successful completion of the Company's foreign investment deal tentatively scheduled for November 20, 2003, the Company's largest shareholder may change.

           A) Investment Details

        Shareholders           Face Value (KRW million)    Balance (KRW million)
        ------------           ------------------------    ---------------------
         LG Telecom                      5,396                   5,396
          Dreamline                     39,530                  39,530
  Hanaro Realty Development              2,500                   2,500
         Hanaro T&I                      1,900                   1,900
       Hanaro Web(n)TV                  17,309                  17,309
         M commerce                      4,585                   4,585
                                        ------                  ------
            Total                       71,220                  71,220
                                        ======                  ======

           B) Real estate rent

                                                                              (Unit: Square yard, in thousands of Won)
                                                                                            Rental details
                                                          Increase in         -----------------------------------------
                                                          rental space        Term of
    Shareholders          Type         Location           (Square yard)       contract           Deposit           Rent
    ------------          ----         --------           -------------       --------           -------           ----

  Dacom Corporation      Building       Dong-Ku,                  -          Jul 1, '03 -                -           128
                                         Busan                              Jun. 30, '04
                         Building     Youngdeung                  -          Aug. 7, '99 -         210,080             -
                                     po-Ku, Seoul                            Dec. 31, '04
                         Building      Namdong-Ku,                -          May 27, '03 -       1,966,800             -
                                         Inchon                              May 26, '04
                         Building       Kwachoen                  -         Jul. 10, '03 -         188,000             -
                                         Kyunggi                             Jul. 9, '04
                         Building        Dong-Ku                  -          Jul 1, '03 -        1,000,076             -
                                          Busan                             Jun 30, '04
                         Building       Pyungtak,                 -         Aug. 17, '01 -         112,800             -
                                         Kyunggi                             Aug. 16, '03
                         Building       Jungeup,                  -         Aug. 17, '01 -          78,000             -
                                        Jeonbook                             Aug. 16, '03
                         Building        Icheon                   -         Aug. 17, '01 -         100 000             -
                                         Kyunggi                             Aug. 16, '03
                         Building        Namwon,                  -         Sep. 19, '01 -          28,410             -
                                        Jeonbook                             Sep. 18, '03




                         Building       Milyang,                  -         Sep. 14, '01 -          20,000            90
                                        Kyungnam                             Sep. 13, '03
                         Building         Kuri,                   -         Sep. 20, '01 -         186,830             -
                                         Kyunggi                            Sep. 19, '03
      LG Telecom         Building        Nam-Ku,                  -          Jan. 1, '03 -               -         1,000
                                        Kwangjoo                             Dec. 31, '03
                         Building     Suwon Kyunggi               -         Dec. 21, '02 -           3,000           900
                                                                             Dec. 20, '03
                         Building      Yeonje-Ku,                 -         May. 27, '03 -           4,267           500
                                          Busan                              May. 26, '04
                         Building     Dalseo Daegu              4.0         May. 28, '03 -           3,000             -
                                                                             May. 27, '04
     LG Industrial       Building      Sasang-Ku,                 -          Jul.1, '03 -        1,100,000             -
        Systems                           Busan                              Feb. 28, '06
       Powercomm         Building        Kimhae                   -         Jul. 01, '03 -               -         1,600
                                        Kyungnam                             Jun. 30, '04
  Dreamline Co., Ltd.    Building       Chunahn,                  -         Jul. 16, '02 -          38,000        14,400
                                        Chungnam                             Jul. 15, '04
                         Building       Eujongbu,                 -         Jul. 16, '02 -          48,000         4,800
                                         Kyunggi                             Jul. 15, '04
                         Building        Nobyun                   -         Aug. 27, '03 -           2,250           800
                                         Daegu                               Aug. 26. '04
                         Building       Songhyun                  -          Aug. 27, '03-           2,250           800
                                          Daegu                              Aug. 26. '04
                         Building       Youngdeung                -          Sep. 3, '02 -          43,000         3,200
                                       po-Ku, Seoul                          Sep. 2, '04
                         Building       Mokpo si                  -          Sep. 3, '02 -          16,000         2,400
                                         Jeonnam                              Sep. 2, '04
                         Building        Haundae                  -          Sep. 3, '02 -          12,500         1,600
                                          Busan                              Sep. 2, '04
                         Building       Seongnam                  -         Oct. 25, '02 -          17,160         7,592
                                         Kyunggi                             Dec. 31, '03
                         Building         Iksan                 6.0         May. 13, '03 -               -         1,886
                                         Jeonbuk                             Apr. 30, '04
                         Building        Dongsun              161.0          Jun. 1, '03 -          44,000         4,390
                                        Seongbuk                             May. 31, '04
                                                              -----                              ---------        ------
                        Total                                 171.0                              5,224,423        46,086
                                                              =====                              =========        ======

           C) Long term Contracts

                                                                                              (Unit: in billions of Won)
                                              Term of          Object of
   Shareholders        Type of contract       Contract          contract         Amount               Remarks
   ------------        ----------------       --------         ---------         ------               -------
 Dacom Corporation    Long-term             Jan. 1, '03 -     Telecom                70.0      The total contract
                      interconnection       Dec. 31, '03      equipments and                   amount is not the amount
                      agreement                               interconnection                  stated in the contract.
                                                                                               Rather, it is an
 Powercomm            Long-term             Jan. 1, '03 -     Telecom               100.0      estimate of maximum
                      interconnection       Dec. 31, '03      equipment lease                  transaction amount for
                      agreement                                                                the full year approved
                                                                                               at the board of
                                                                                               directors meeting.



Hanaro T&I            Long-term
                      interconnection       Jan. 1, '03 -     Customer service       50.0      Considering frequency
                      agreement             Dec. 31, '03                                       and amount of contract
                                                                                               less than the limit of
                                                                                               corporate disclosure,
                                                                                               date of transaction is
                                                                                               set on the date of board
                                                                                               resolution and
                                                                                               transaction period as
                                                                                               the full year of 2003.


                                                                                   ------
                                      Total                                         220.0
                                                                                   ======

         D) Transfer of Business

           Dreamline
           : Acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjung, and Kunpo to strengthen e-Biz. It includes broadband infrastructure, service agreements with subscribers, and basic service agreements with cable companies in the listed areas.

           -  Date of board resolution : September 26, 2003

           -  Company name: Dreamline

           -  Date of business transfer : December 1, 2003

           -  Acquisition cost : KRW2.5 billion

2.   Transactions with shareholders, employees and others

- Conditional upon the successful completion of the Company's foreign investment deal tentatively scheduled for November 20, 2003, the Company's major shareholder with more than 1% may change.

         A)   Real estate rent

                                                                      (Unit : Square Yard, in thousands of Won)
                                                                                         Rental details
                                                       Increase in         ------------------------------------------
                                                       rental space        Term of
       Name               Type          Location       (Square yard)       contract            Deposit           Rent
       ----               ----          --------       -------------       --------            -------           ----
    SKT Corporation     Building      Bundang-Ku,             -          Jun. 03, '03 -       2,061,900              -
                                        Sungnam                           Jun. 29, '04

                        Building       Dalseo-Ku,             -          Apr. 11, '03 -               -            780
                                         Daeku                            Apr. 10, '04

                        Building        Jung-Ku               -           Mar.5, '02 -          520,000              -
                                        Daejeon                            Mar.4, '04

                        Building        Dong-Ku                          Aug. 27, '03 -          50,000            493
                                        Kwangju                           Aug. 26, '04

    Daewoo              Building     Wonju Kangwon            -           Jun 18, '03 -         887,125              -
    Securities                                                             Jun 17, '04

    LG Insurance        Building     Kumi Kyungbuk            -            May 1, '03 -         354,225              -
                                                                           Apr 30, '05

    Samsung             Building        Jeonju,                           Jul. 7, '03 -         411,000
    Electronics                        Jeonra-do                           Jul. 6, '06
                                                                                              ---------          -----
                        Total                                 -          ,                    4,284,250          1,273
                                                                                              =========          =====

IX. OTHER REQUIRED ARTICLES

     1.   Public Disclosure from January 1, 2003 to November 3, 2003

     A)   Public disclosure pursuant to Articles 6-2 and 6-3

    Date                  Agenda                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Jan. 6, 2003        Open Interest        --  Derivative traded: Won/US$ forward (US$50,000,000)
                    Balance of           --  Loss incurred form the forward contract:
                    Derivatives              KRW1,544,500,000

Jan. 16, 2003       Cancellation of      --  Confirmation of the disclosure dated December 30, 2002
                    BOD resolutions

Jan. 17, 2003       Acquisition          --  Total amount of bond acquired: KRW43,000,000,000
                    (redemption) of      --  Total face amount of bond acquired :
                    convertible bond         KRW43,000,000,000
                    before maturity
                    after its issuance

Jan. 17, 2003       Acquisition          --  Total amount of bond acquired: KRW43,000,000,000
                    (redemption) of      --  Total face amount of bond acquired :
                    convertible bond         KRW43,000,000,000
                    before maturity
                    after its issuance

Feb. 6, 2003        5% increase in       --  Total increase in revenue: KRW428,410,682,763
                    revenue compared     --  % of increase in revenue: 51.9%
                    to previous fiscal
                    year

Feb. 6, 2003        15% decrease in      --  Total decrease in ordinary loss: KRW120,972,825,549
                    ordinary loss        --  % of increase in revenue: 49.6%
                    compared to
                    previous fiscal
                    year

Feb. 6, 2003        15% decrease in      --  Total decrease in net loss: KRW120,972,825,549
                    net loss compared    --  % of increase in revenue: 49.6%
                    to previous fiscal
                    year

Feb. 25, 2003       BOD Resolution for   --  Date and agenda confirmation of AGM
                    Annual General
                    Meeting of
                    Shareholders

Feb. 25, 2003       Amendments to        --  Adding "Provide telecommunications services" and
                    business objectives      others

Feb. 25, 2003       Transaction with     --  Company name: Dacom Corporation
                    the largest          --  Transaction amount: KRW70,000,000,000
                    shareholding group

Feb. 25, 2003       Transaction with     --  Company name: Powercomm
                    the largest          --  Transaction amount: KRW100,000,000,000
                    shareholding group

Feb. 25, 2003       Transaction with     --  Company name: Hanaro T&I
                    the largest          --  Transaction amount: KRW50,000,000,000
                    shareholding group

Feb. 25, 2003       Cancellation of      --  Officers and employees subject to cancellation :
                    stock purchase           Mr. Changho Chun and 40 employees
                    option rights grant

Mar. 13, 2003       AGM reference        --  Role of outside directors and issues concerning
                    material                 compensation
                                         --  Transactions with major shareholders
                                         --  Business outlook

Mar. 21, 2003       Submission of 2002   --
                    Audit Report

    Date                  Agenda                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Mar. 28, 2003       Resolutions of       --  Disclosure of approved items at AGM
                    2003 Annual
                    General Meeting of
                    Shareholders

Mar. 28, 2003       Appointment of       --  Yong Hwan Kim
                    outside directors    --  Wung Hae Lee
                                         --  Sung Kyou Park
                                         --  Sa Hyeon Seo
                                         --  Sun Woo Kim

Mar. 28, 2003       Appointment of       --  Young Hwan Kim
                    Audit Committee      --  Wung Hae Lee
                    members              --  Sung Kyou Park
                                         --  Sun Woo Kim

Mar. 31, 2003       Submission of 2002   --
                    annual report

Apr. 30, 2003       Submission of        --
                    consolidated 2002
                    annual report

May. 9, 2003        BOD Resolution for   --  Date and agenda approved of EGM
                    EGM

May. 13, 2003       Lease of Real        --  Name: Dreamline Co., Ltd
                    Estate to            o   Rent: KRW 1,885,725
                    Affiliated Company

May. 15, 2003       Submission of 1Q     --
                    2003 quarterly
                    report

May 28, 2003        Lease of Real        LG Telecom
                    Estate to Major      Deposit: KRW3 million
                    Shareholder

May 30, 2003        BOD resolution on    Face value: KRW65 billion
                    corporate bond       Interest rate: 8.9%
                    issue in the form    Maturity: 5 years
                    of private
                    placement

Jun. 2, 2003        Lease of Real        Dreamline
                    Estate to            Deposit: KRW44 million
                    Affiliated Company

Jul. 3, 2003        BOD resolution on    Correction of the previous notice. The specific details
                    calling for          for the EGM will be determined at the BOD meeting to be
                    Extraordinary        resumed on July 8, 2003.
                    Shareholders
                    Meeting

Jul. 4, 2003        Lease of Real        Dacom
                    Estate from Major    Deposit: KRW1,000,076,000
                    Shareholder and
                    the related

Jul. 8, 2003        BOD resolution on    Number of shares: 200 million shares
                    new rights issue     Minimum issue price: KRW2,500
                                         Closing date: September 29, 2003
                                         Lead manager: LG Investment Securities
                                         Type of issue: public offering after a primary offering to shareholders

Jul. 3, 2003        BOD resolution on    The agenda of EGM confirmed.
                    calling for          Date & venue: Aug. 5, 2003, 10 AM, Ilsan Information Center
                    Extraordinary        Agenda:
                    Shareholders         --  To determine the minimum issue price
                    Meeting              --  To approve new rights issue
                                         --  To appoint a standing director

Jul. 11, 2003       Lease of Real        LG Industrial Systems Co., Ltd.
                    Estate from Major    Deposit: KRW1.1 billion
                    Shareholder and
                    the related

Jul. 21, 2003       Notice and
                    Reference
                    materials for

    Date                  Agenda                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
                    Extraordinary
                    Shareholders
                    Meeting

Jul. 24, 2003       Exclusion of         KDMC
                    affiliated company

Aug. 5, 2003        Resolution of        --  EGM resolutions
                    Extraordinary        --  Appointment of new CEO, Mr. Chang-Bun Yoon
                    Shareholders         --  The BOD resolution dated July 8, 2003 became null and
                    Meeting                  void.

Aug. 14, 2003       Submission of        1H03 report
                    interim report

Aug. 19, 2003       Real estate          Lease agreement with Dreamline (deposit: KRW4.5 million,
                    transaction with     rent: KRW1.6 million)
                    the largest
                    shareholder

Aug. 21 2003        BOD resolution on    --  Face value: KRW200 billion
                    CB issue             --  Subscription companies: LG Corporation, Samsung
                                             Electronics, SK Telecom and their affiliates, and
                                             local/foreign financial institutions

Aug. 23, 2003       Notice of material   --  Result of subscription of the Company's 26th zero coupon
                    information              bond issue
                                         --  Subscription: 0%

Aug. 26, 2003       Notice of material   --  Delay in repayment of the Company's 18th Bonds with
                    information              Warrants upon the exercise of put option by holders

Aug. 29, 2003       BOD resolution on    --  Extraordinary shareholders' meeting and agenda for the
                    the calling of an        meeting
                    extraordinary
                    shareholders'
                    meeting

Aug. 29, 2003       BOD resolution on    --  Number of shares to be issued: 182,812,500 shares
                    new share issuance   --  Issue price per share: KRW3,200
                                         --  Closing date: October 31, 2003
                                         --  Type of issue: private placement

Sep. 2, 2003        Notice of material   --  CP issue
                    information          --  Subscription companies: SK Telecom (KRW120 billion)

Sep. 2, 2003        Redemption of BW     --  Issue date: Feb. 26, 2002
                    before maturity      --  Redemption amount: KRW132,393,600,906
                                         --  Face value: KRW132,393,600,906

Sep. 9, 2003        Change in            --  Issue company: C.C.S.
                    stockholding         --  Before filing: 0 shares, 0%
                    position             --  After filing: 340,000 shares, 7.22%

Sep. 27, 2003       Acquisition of       --  Acquisition of Dreamline's broadband business
                    business             --  Acquisition cost may change dependent upon customer's
                                             consent about service transfer

Oct.6, 2003         Notice of            --  Notice of shareholders' meeting and reference materials shareholders'
                    meeting

Oct 21, 2003        Resolutions of       --  All items approved as proposed
                    shareholders'
                    meeting

Oct 21, 2003        Resignation of       --  Directors: Sung Kyu Park, Yong Hwan Kim, Woong Hae Lee,
                    outsider directors       Sun Woo Kim, Sa Hyun Suh, Hang Ku Park
                                         --  Such resignation of directors is conditional upon
                                             successful completion of the 'Investment Agreement' signed between the Company and the foreign investors.

Oct 21, 2003        Resignation of       --  Members: Sung Kyu Park, Yong Hwan Kim, Woong Hae Lee,
                    Audit Committee          Sun Woo Kim
                    members              --  Such resignation of directors is conditional upon
                                             successful completion of the 'Investment Agreement' signed between the Company and the foreign investors

Oct 21, 2003        Appointment of       --  Directors: Paul Chen, Byung Moo Park, Kyung-Joon Choi,
                    outside directors        Sung Kyu Park, Sun Woo Kim
                                         --  Such appointment of directors is conditional upon successful completion of the 'Investment Agreement' signed between
                                             the Company and the foreign investors

Oct. 31, 2003       Notice of            --  Notice of changes to the previous filing

    Date                  Agenda                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
                    correction:          --  Corrected closing date: November 20, 2003
                    Resolution on new    --  Others: The deal is expected to be closed by the closing
                    share issuance           date.

Nov. 3, 2003        Notice of            --  Notice of changes to the previous filing dated September
                    correction:              26, 2003: corrected date of business transfer: December 1,
                    Transfer of              2003
                    business


B)   Public disclosure pursuant to KOSDAQ regulations

    Date                  Title                                Public Disclosure
------------        ------------------             -------------------------------------------------
Jan. 6, 2003        Open interest balance of       --
                    derivatives

Jan. 16, 2003       Syndicated loan                --

Jan. 17, 2003       Acquisition (redemption) of    --
                    convertible bonds before
                    maturity

Jan. 17, 2003       Acquisition (redemption) of    --
                    convertible bonds before
                    maturity

Feb. 6, 2003        5% increase in revenue         --
                    compared to previous fiscal
                    year

Feb. 6, 2003        15% decrease in ordinary       --
                    loss compared to previous
                    fiscal year

Feb. 6, 2003        15% decrease in net loss       --
                    compared to previous fiscal
                    year

Feb. 25, 2003       BOD resolution for Annual      --
                    General Meeting of
                    Shareholders

Feb. 25, 2003       Amendments to business         --
                    objectives

Feb. 25, 2003       Transaction with the largest   --
                    shareholding group

Feb. 25, 2003       Transaction with the largest   --
                    shareholding group

Feb. 25, 2003       Transaction with the largest   --
                    shareholding group

Feb. 25, 2003       Cancellation of Stock          --
                    Purchase Option Rights Grant

Mar. 13, 2003       AGM reference material         --

Mar. 28, 2003       Resolutions of 2003 Annual
                    General Meeting of
                    Shareholders

Mar. 28, 2003       Appointment of outside
                    directors

Mar. 28, 2003       Appointment of Audit
                    Committee members

Mar. 28, 2003       Change in Representative       --  Before the change
                    Director                           o Representative Director & CEO: Un-Sik Shin
                                                       o Representative Director & Senior Executive Vice
                                                         President: In Haeng Lee
                                                   --  After the change
                                                       Representative Director & Senior Executive Vice
                                                       President: In Haeng Lee

Mar. 28, 2003       Summary of BOD members

    Date                  Title                                Public Disclosure
------------        ------------------             -------------------------------------------------
Mar. 31, 2003       Submission of 2002 annual
                    report

Apr. 30, 2003       Submission of consolidated
                    2002 annual report

May. 9, 2003        BOD Resolution for EGM

May. 13, 2003       Lease of Real Estate to
                    Affiliated Company

May. 15, 2003       Submission of 1Q 2003
                    quarterly report

May 28, 2003        Lease of Real Estate to            LG Telecom
                    Major Shareholder

May 30, 2003        BOD resolution on corporate
                    bond issue in the form of
                    private placement

Jun. 2, 2003        Lease of Real Estate to            Dreamline
                    Affiliated Company

Jul. 3, 2003        BOD resolution on calling          Correction of the previous notice
                    for Extraordinary
                    Shareholders Meeting

Jul. 4, 2003        Lease of Real Estate from          Dacom
                    Major Shareholder and the
                    related

Jul. 8, 2003        BOD resolution on new rights
                    issue

Jul. 3, 2003        BOD resolution on calling
                    for Extraordinary
                    Shareholders Meeting

Jul. 11, 2003       Lease of Real Estate from          LG Industrial Systems Co., Ltd.
                    Major Shareholder and the
                    related

Jul. 21, 2003       Notice and Reference
                    materials for Extraordinary
                    Shareholders Meeting

Jul. 24, 2003       Exclusion of affiliated            KDMC
                    company

Aug. 5, 2003        Resolution of Extraordinary
                    Shareholders Meeting

Aug. 5, 2003        Change in Representative       --  Before the change
                    Director                           o Representative Director & CEO: Un-Sik Shin
                                                       o Representative Director & Senior Executive Vice
                                                       President: In Haeng Lee (Independent president)
                                                   --  After the change
                                                       Representative Director & Senior Executive Vice
                                                       President: In Haeng Lee (Independent president)

Aug. 14, 2003       Submission of 1H03 Interim
                    report

Aug. 19, 2003       Lease of real estate to the
                    largest shareholder or others

Aug. 21, 2003       BOD resolution on CB issue

Aug. 23, 2003       Notice of material changes

Aug. 26, 2003       Notice of material changes

Aug. 29, 2003       Notice of the closing of       --  Date: September 16, 2003
                    shareholder registrar          --  Purpose: extraordinary shareholders meeting

Aug. 29, 2003       BOD resolution on new share
                    issuance

Aug. 29, 2003       BOD resolution for calling
                    an extraordinary
                    shareholders meeting

Sep. 2, 2003        Notice of material changes

    Date                  Title                                Public Disclosure
------------        ------------------             -------------------------------------------------
Sep. 2, 2003        Repayment of Bonds with
                    Warrants before maturity

Sep. 9, 2003        Changes to shareholding

Sep. 27, 2003       Business transfer to the
                    largest shareholder or others

Sep. 27, 2003       Notice of correction: BOD
                    resolution on calling for
                    extraordinary shareholders
                    meeting

Sep. 27, 2003       Proxy reference material

Oct. 6, 2003        Notice of shareholders'
                    meeting and reference
                    materials to shareholders

Oct. 21, 2003       Resolutions of extraordinary
                    shareholders meeting

Oct. 21, 2003       Resignation of outside
                    directors

Oct. 21, 2003       Resignation of Audit
                    Committee members

Oct. 21, 2003       Appointment of outside
                    directors

Oct. 21, 2003       Changes to representative      --  Before the change
                    director                           o Representative Director & CEO: Chang-Bun Yoon
                                                       o Representative Director & Senior Executive Vice
                                                       President: In Haeng Lee (Independent president)
                                                   --  After the change
                                                       o Representative Director & CEO: Chang-Bun Yoon
                                                   --  Such appointment of directors is conditional upon
                                                       successful completion of the 'Investment Agreement'
                                                       signed between the Company and the foreign investors

Oct. 31, 2003       Notice of correction: BOD
                    resolution on new share
                    issuance

Nov. 3, 2003        Notice of correction:
                    business transfer with the
                    largest shareholder or others

     C)   Fair Disclosure (FD)

    Date                   Title                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Nov. 1, 2002        FD                   Press release: BOD resolution on foreign investment
                                         inducement

Nov. 7, 2002        FD                   Subscriber numbers as of October 2002

Nov. 8, 2002        FD                   Announcement of 2002 October subscriber number

Nov. 14, 2002       FD                   3Q2002 conference call

Nov 14, 2002        FD                   3Q2002 earnings announcement

Nov. 27, 2002       FD                   Press release: Export of animated 3-D film to Japan

Nov. 29, 2002       FD                   Official stance of Hanaro Telecom on acquisition of a major stake in Powercomm by Dacom

Nov. 29, 2002       FD                   Official stance of Hanaro Telecom on Dacom's acquisition of a major stake in Powercomm

Dec. 5, 2002        FD                   Management restructuring

Dec. 11, 2002       FD                   Announcement of 2002 November subscriber numbers

    Date                   Title                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Dec. 12, 2002       FD                   Long-distance and international telephony service license

Dec. 16, 2002       FD                   Press release: Hanaro's agreement with Flarion Technologies

Dec. 130, 2002      FD                   Press release: Hanaro's acquisition of 72% stake in Thrunet

Jan. 16, 2003       FD                   Announcement of 2002 December subscriber numbers

Jan. 16, 2003       FD                   Press release: Cancellation of Share purchase agreement

Jan. 17, 2003       FD                   Press release: Commercialization of 20Mbps-VDSL broadband
                                         service

Jan. 23, 2003       FD                   Press release: Establishment of mobile LAN-based IPv6
                                         (Internet protocol version 6) system

Feb. 6, 2003        FD                   Press release: Announcement of 2002 results and 2003
                                         business plan

Feb. 11, 2003       FD                   Announcement of 2003 January subscriber numbers

Feb. 13, 2003       FDE                  Press release: Cooperation with Kyrgyz Republic

Feb. 28, 2003       FD                   4Q2002 earnings announcement

Mar. 10, 2003       FD                   Announcement of 2003 February subscriber numbers

Mar. 28, 2003       FD                   The 54th  BOD Meeting

Apr. 4, 2003        FD                   Press release: MOU with Broad Storms for 2.3 GHz mobile
                                         internet

Apr. 11, 2003       FD                   Announcement of 2003 March subscriber numbers

May 12, 2003       FD                    Announcement of 2003 April subscriber numbers

May 13, 2003       FD                    Press release: Ethics on Management

May 14, 2003       FD                    1Q2003 earnings announcement

May 27, 2003        FD                   2.3 GHz wireless broadband service demonstration

Jun. 2, 2003        FD                   Press release on KDB's financial support amounting to
                                         KRW150 billion

Jun. 13, 2003        FD                  2003 May subscriber numbers

Jul. 3, 2003        FD                   Press release on BOD's disapproval of foreign investment
                                         inducement

Jul. 10, 2003       FD                   2003 June subscribers

Jul. 23, 2003       FD                   Press release on adjustment of voice service charge

Jul. 24, 2003       FD                   Press release on 1H03 earnings results

Jul. 29, 2003       FD                   Additional press release on adjustment of voice service
                                         charge

Jul. 31, 2003       FD                   Press release on V-Ring service

Aug. 5, 2003        FD                   Press release on resolutions of Extraordinary Shareholders
                                         Meeting

Aug. 8, 2003        FD                   2003 July subscriber numbers

Aug. 14, 2003       FD                   2Q03 earnings announcement

Aug. 28, 2003       FD                   Press release on wireless LAN international roaming service

Sep. 9, 2003        FD                   Press release on the Company's signing of Investment
                                         Agreement with foreign investors

Sep. 9, 2003        FD                   Announcement of 2003 August subscriber numbers

Oct. 10, 2003       FD                   Announcement of 2003 September subscriber numbers

Nov. 10, 2003       FD                   Press release on the Company's organizational restructuring

     D)   Corporate disclosure upon request

    Date                   Title                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Apr. 28, 2003       Foreign              The Company will make an adequate disclosure on any
                    investment           progress in foreign investment.
                    inducement

May 28, 2003        Foreign              The Company will make a timely disclosure on further
                    investment           developments if there is any.
                    inducement

Jun. 9, 2003        Acquisition of       The Company will make a timely disclosure on further
                    Dreamline Co.        developments if there is any.

Jun. 27, 2003       Foreign              The Company's BOD discussed the subject on June 24, 2003.
                    investment           Further discussion will be made on July 3 as the previous
                    inducement           meeting resumes.

Jul. 3, 2003        Foreign              The subject did not obtain a BOD approval on July 3, 2003.
                    investment
                    inducement

Jul. 9, 2003        Acquisition of       The Company will make a timely disclosure on further
                    Dreamline Co.        developments if there is any.

Aug. 8, 2003        Acquisition of       The Company will make a timely disclosure on further
                    Dreamline Co.        developments if there is any.

Sep. 8, 2003        Acquisition of       The Company will make a timely disclosure on further
                    Dreamline Co.        developments if there is any.

Oct. 8, 2003        Acquisition of       The Company signed a business transfer agreement with
                    Dreamline            Dreamline for some of Dreamline's service areas.  The
                                         Company shall make an adequate filing if there's
                                         any further material development.

Nov. 7, 2003        Acquisition of       There has been no further material development since the
                    Dreamline            last filing.

     E)   Material developments after corporate disclosure

    Date                   Title                                Public Disclosure
------------        ------------------   -----------------------------------------------------------
Feb. 6, 2003        2003 Business        Downward adjustment of the revenue target from KRW1.4
                    Plan                 trillion to KRW1.01 trillion

May 27, 2003        2.3 GHz wireless     The Company is currently testing the necessary equipment
                    broadband            with three companies that own the core technology.
                    service              Selection of a supplier will be subject to next year's
                    demonstration        bidding criteria.

Jun. 9, 2003        Acquisition of       The Company will make a timely disclosure on further
                    Dreamline Co.        developments if there is any.

2.   Summary of Shareholders' Meeting

    Date                                Agenda                                Public Disclosure
------------        --------------------------------------------      ----------------------------------
Extraordinary       The Company will make a timely disclosure on      Approved as proposed
Shareholders        further developments if there is any.
Meeting (October    Approval of new share issuance                    Approved as proposed
21, 2003)           Approval of amendment of the Articles of          Approved as proposed
                    Incorporation

    Date                                Agenda                                Public Disclosure
------------        --------------------------------------------      ----------------------------------
                    Appointment of non-standing directors             New non-standing directors
                                                                      -- Wilfried Kaffenberger
                                                                      -- David Yeung

                    Appointment of outside directors                  New outside directors
                                                                      -- Paul Chen
                                                                      -- Byung Moo Park
                                                                      -- Kyung-Joon Choi
                                                                      Re-appointed directors
                                                                      -- Sung Kyu Park
                                                                      -- Sun Woo Kim

Extraordinary       Approval of issuance of shares at a per share     Not approved
Shareholders        price below par value
Meeting             Approval of new share issuance                    Not approved
(August 5, 2003)    Approval of amendment of the Articles of          Not approved
                    Incorporation
                    Appointment of standing director                  Approved.  Mr. Chang-Bun Yoon
                    Appointment of non-standing director              Not approved.

The 6th AGM         Approval of Balance Sheet and Statements of       Approved
(March 28, 2003)    operations for the FY2002
                    Approval of Statements of Disposition of          Approved (no dividend)
                    Deficit for the year FY2002

                    Appointment of directors                          Directors newly elected;
                                                                      Sun Woo Kim (Outside Director)
                                                                      Sa Hyeon Seo (Outside Director)
                                                                      Directors re-elected;
                                                                      Young Woo Nam (Non-standing)
                                                                      Yong Hwan Kim (Non-standing)
                                                                      Wung Hae Lee (Outside Director)
                                                                      Sung Kyou Park (Outside Director)
                    Approval of maximum amount of remuneration for    Approved
                    directors for year 2003
                    Amendments to the Articles of Incorporation       Rejected

The 5th AGM         Approval of Balance Sheet and Statements of       Approved
(March 29, 2002)    operations for the FY2001
                    Approval of Statements of Disposition of          Approved (no dividend)
                    Deficit for the year FY2001
                    Amendments to the Articles of Incorporation       Approved
                    Amendments to the regulation on severance         Approved
                    payment for standing directors

    Date                                Agenda                                Public Disclosure
------------        --------------------------------------------      ----------------------------------
                    Appointment of new directors                      Directors newly elected;
                                                                      Dong Ki Kim (Outside Director)
                                                                      Sung Kyou Park (Outside Director)
                                                                      Yong Hwan Kim (Outside Director)
                                                                      Wung Hae Lee (Outside Director)
                                                                      Hang Gu Bahk (Outside Director)
                                                                      Shin Bae Kim (Outside Director)
                                                                      Soon Ho Hong (Non-standing)
                    Approval of maximum amount of remuneration for    Approved
                    directors for year 2002

3.   Contingent Liabilities

     (1)  Promissory notes

     Creditor                Number of notes       Amount            Remarks
----------------------       ---------------       ------       ----------------
Financial institutions              4              Blank        Relating to loan

4.   Matters of Importance after 3Q 2003 Book Closing

     (1)  Extraordinary Shareholders Meeting

          Refer to 2. Summary of AGM in X. Other Required Articles

     (2)  Expected change to paid-in capital

          Refer to b). Changes to paid-in capital in 3. Changes to paid-in capital in I. Business Outlook